UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated February 8, 2018 titled “Positioned for profitable growth”.

2.              Q4 2017 Financial Information.

3.     Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 2 above is incorporated by reference into ABB Ltd's registration statement on Form F-3 (File No. 333-180922) and registration statements on Form S-8 (File Nos. 333-190180, 333-181583, 333-179472, 333-171971 and 333-129271) each of which was previously filed with the Securities and Exchange Commission.

2

—

ZURICH, SWITZERLAND, FEBRUARY 8, 2018

Positioned for profitable growth

Transition delivers streamlined and strengthened portfolio and operations

FULL YEAR 2017 HIGHLIGHTS

─        Base orders up 5%1 , higher in all divisions and regions; total orders steady

─        Revenues +1%

─        ABB AbilityTM drives growth across all divisions

─        Streamlined and strengthened portfolio:

•         B&R, Keymile acquisitions completed; GE Industrial Solutions acquisition signed

•         High-voltage cables divested, two joint ventures signed for EPC activities

•         Business model change in Power Grids, Robotics and Motion and Industrial Automation under way

─        Operational EBITA margin2 12.1%, impacted 30 bps due to charges related to the EPC businesses

─        Net income up 17% to $2,213 million

─        Cash flow from operating activities steady; net working capital as a percentage of revenues reduced to 11.3%

─        9th consecutive dividend increase to CHF0.78 per share proposed

FOURTH QUARTER HIGHLIGHTS

─        Base orders up 9%; higher in all divisions and regions; service orders up 7%

─        Revenues -1%

─        Operational EBITA margin 10.9% impacted 150 bps due to charges related to the EPC businesses

─        Power Grids profitability within 2018 target margin corridor ahead of plan, on a pro-forma basis

─        Cash flow from operating activities up 31 percent

“In the transition year 2017, we shaped a streamlined and strengthened ABB. Now, our digital-first portfolio for customers in utilities, industry and transport and infrastructure is based on two clear value propositions: bringing electricity from any power plant to any plug, and automating industries from natural resources to finished products,” said ABB CEO Ulrich Spiesshofer. “The annual results include the dampening effect of our massive transformation. With our targeted actions to shift our center of gravity, we have improved competitiveness, addressed higher-growth segments and de-risked ABB. We delivered four consecutive quarters of increasing base-order growth. The momentum we have built in 2017 positions us for profitable growth as the global markets are improving. Today’s proposal to increase the dividend for the 9th consecutive year demonstrates our confidence in the future.”

KEY FIGURES			CHANGE				CHANGE
($ in millions, unless otherwise indicated)	Q4 2017	Q4 2016	US$	Comparable[1]	FY 2017	FY 2016	US$	Comparable[1]
Orders	8,478	8,277	+2%	-3%	33,387	33,379	0%	0%
Revenues	9,280	8,993	+3%	-1%	34,312	33,828	+1%	+1%
Operational EBITA[2]	1,021	1,057	-3%	-7%[3]	4,130	4,191	-1%	-2%[3]
as % of operational revenues	10.9%	11.7%	-0.8pts		12.1%	12.4%	-0.3pts
Net income attributable to ABB	393	425	-8%		2,213	1,899	+17%
Basic EPS ($)	0.18	0.20	-7%[4]		1.04	0.88	+17%[4]
Operational EPS[2] ($)	0.33	0.33	-2%[4]	+2%[4]	1.25	1.29	-4%[4]	-1%[4]
Cash flow from operating activities	1,869	1,428	+31%		3,799	3,843	-1%
Free cash flow[2]					2,926	3,065	-5%
Cash return on invested capital (CROI)[2]					12.4%	13.8%	-1.4pts

1 Growth rates for orders, base orders, revenues and order backlog are on a comparable basis (local currency adjusted for acquisitions and divestitures). US$ growth rates are presented in Key Figures table.

2 For non-GAAP measures, see the “Supplemental Financial Information” attachment to the press release.

3 Constant currency (not adjusted for portfolio changes).

4 EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates not adjusted for changes in the business portfolio).

1/8

Short-term outlook

Macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market is back to growth whilst still impacted by uncertainties in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

Full-year 2017 Group Results

ABB delivered a steady financial performance in 2017 despite market headwinds and its ongoing transformation. Total orders were steady (steady in US dollars). Base-order growth (base orders are classified as orders below $15 million) showed increasing momentum each quarter, and for the full year increased 5 percent (6 percent in US dollars), mitigating the effect of lower large orders. The large order share of total orders in 2017 was 8.5 percent, versus 13.5 percent in 2016, in part as a consequence of ABB’s business model shift. Total service orders grew 8 percent (8 percent in US dollars) to 20 percent of total group orders.

The order backlog at the end of December 2017 was $22,414 million, 4 percent lower (2 percent in US dollars) compared with the prior year. The book-to-bill ratio2 was 0.97x for 2017, compared with 0.99x in 2016.

Revenues improved 1 percent (1 percent in US dollars) to $34,312 million, with positive contributions from Electrification Products and Robotics and Motion more than offsetting the declines in Industrial Automation and Power Grids. Total services revenues grew 3 percent (3 percent in US dollars) and now stand at 18 percent of total group revenues.

ABB executed on its Next Level strategy throughout 2017. The company launched ABB AbilityTM, its digital solutions offering, and continued to invest in digital, sales, branding and research & development. It delivered strong cost savings in White Collar Productivity and supply chain/operational excellence and completed or announced a number of important transactions. It continued to de-risk its portfolio by divesting non-core businesses, and taking actions to implement its EPC (Engineering, Procurement and Construction) business model change. These activities impacted full year results. The company’s operational EBITA declined 2 percent (1 percent in US dollars) to $4,130 million, inclusive of approximately $140 million of charges related to the EPC businesses. The reported operational EBITA margin was 12.1 percent, 30 basis points lower due to charges related to the EPC businesses and would have been steady without these charges.

Net income in 2017 rose 17 percent compared with the previous year to $2,213 million, reflecting primarily lower transformation-related restructuring and restructuring-related expenses and net gains recorded on the business divestments in the year. Basic earnings per share grew 17 percent to $1.04. Operational EPS2 was $1.25, 1 percent lower in constant currency4.

Cash flow from operating activities was steady compared with 2016 at $3,799 million for the full year. ABB continued to benefit from improvements in net working capital which generated approximately $600 million of cash during 2017. Net working capital as a percentage of revenues2 was reduced to 11.3 percent, a 10 basis point improvement year on year. Capital expenditures for the group were $949 million during 2017. Free cash flow2 of $2,926 million was 5 percent lower than 2016 and the company’s cash return on invested capital (CROI) was 12.4 percent2, mainly impacted by the acquisition of B&R.

Dividend

ABB’s board has proposed the 9th consecutive increase in the ordinary dividend to 0.78 Swiss francs per share for 2017, an increase of 0.02 Swiss francs compared with the dividend distribution for the year 2016, subject to shareholder approval at the company’s annual general meeting on March 29, 2018. The proposal is in line with ABB’s dividend policy to pay a steadily rising, sustainable dividend over time. The ex-dividend and payout dates in Switzerland are expected to be in April 2018. Further information is available on ABB’s website.

POSITIONED FOR PROFITABLE GROWTH	2/8

Q4 2017 Group results

Orders

Total orders were 3 percent lower (2 percent higher in US dollars) in the fourth quarter as strong base order development could not offset the impact of lower large orders in Power Grids and Industrial Automation compared with the exceptionally strong prior year period. Base orders improved 9 percent (15 percent in US dollars), with third-party base order growth in all divisions. Large orders represented 7 percent of total orders compared with 17 percent in the prior year period. A weaker US dollar versus the prior year period resulted in a positive translation impact of 3 percent on reported orders. Changes in the business portfolio related to the acquisition of B&R and the divestments made in 2017 had a net positive impact of 2 percent on total reported orders. The book-to-bill ratio was 0.91x in the fourth quarter compared with 0.92x in the fourth quarter of 2016.

Total services orders grew 7 percent (11 percent in US dollars), increasing service orders as a percentage of total orders to 21 percent, versus 20 percent in the same period last year.

Market overview

Regional demand patterns were positive in the fourth quarter:

─        Europe benefited from positive market developments in industry and infrastructure. Total orders improved 5 percent (19 percent in US dollars), with positive contributions from Germany and Norway more than offsetting declines in the UK, Italy and Sweden. Base orders rose 8 percent (23 percent in US dollars) with positive order trends in Germany, Norway and Italy.

─        The Americas grew 3 percent (5 percent in US dollars) driven by increased demand in construction and general industries and some improvement in process industries. Orders from the United States and Canada contributed to this growth, offsetting large order weakness in Brazil. Base orders for the region grew 12 percent (14 percent in US dollars), with strong contribution from the United States, Canada and Brazil.

─        Asia, Middle East and Africa (AMEA) orders were 14 percent lower (12 percent in US dollars) as the exceptionally large ultra-high-voltage direct current (UHVDC) order that was awarded in the fourth quarter 2016 in India was not repeated. Total orders in China were moderately lower, down 3 percent (2 percent higher in US dollars) with 1 percent base order growth (6 percent in US dollars). Base orders for the region increased 6 percent (8 percent in US dollars) with positive base order development from India, South Korea and Australia.

In ABB’s key customer segments, the following trends were observed:

─        Utility customers continued to integrate renewables globally, add new capacity in emerging markets and invest in energy efficiency. This resulted in strong base order growth for ABB’s products including transformers, as well as ABB’s automation and digital solutions.

─        In industry, ABB saw strong demand from the automotive and general industry sectors for robotic solutions. Process industries, including oil and gas and mining, showed some first signs of recovery, however customer investment decisions remained highly selective.

─        Transport & infrastructure demand was mixed. Transport orders were subdued in the marine sector, with the exception of cruise ships, while demand for building automation solutions remained strong. Data centers and electric vehicle charging orders were a highlight in the quarter.

Revenues

Revenues were 1 percent lower (3 percent higher in US dollars) as solid growth in Robotics and Motion was offset by the revenue decline in Power Grids. The Industrial Automation and Electrification Products divisions had steady revenues. Service revenues were 7 percent higher (11 percent in US dollars) and represented 20 percent of total revenues, compared with 19 percent a year ago. A weaker US dollar versus the prior year period resulted in a positive translation impact on reported revenues of 3 percent. Changes in the business portfolio related to the acquisitions of B&R and the divestments made in 2017 had a net negative 1 percent impact on total reported revenues.

POSITIONED FOR PROFITABLE GROWTH	3/8

Operational EBITA

Operational EBITA was $1,021 million, 7 percent lower in constant currency (3 percent in US dollars). Positive net savings actions that lifted operational EBITA were more than offset by the approximately $140 million of charges related to the EPC businesses. As well the impacts from volume, net commodity prices and investments in growth lowered the results. The reported operational EBITA margin for the quarter was 10.9 percent, 150 basis points lower due to charges related to the EPC businesses and would have been higher without these charges.

Net income, basic and operational earnings per share

Net income was $393 million, 8 percent lower in US dollars and in addition to the items described above was also impacted by higher restructuring and restructuring-related expenses, the loss from the divestment of the Oil & Gas EPC business as well as changes in foreign currency and commodity timing differences. Basic earnings per share of $0.18 was 7 percent lower compared with the fourth quarter of 2016. Operational earnings per share of $0.33 was 2 percent higher in constant currency terms4.

Cash flow from operating activities

Cash flow from operating activities was $1,869 million, an increase of 31 percent on the $1,428 million delivered in the same quarter of 2016. The result was supported by stronger working capital improvements in the fourth quarter of 2017 compared with 2016 reflecting improvements in collections from customers.

POSITIONED FOR PROFITABLE GROWTH	4/8

Q4 divisional performance

($ in millions, unless otherwise indicated)	Orders	Change		3rd party base orders	Change		Revenues	Change		Op EBITA %	CHANGE
		US$	Comparable[1]		US$	Comparable[1]		US$	Comparable[1]
Electrification Products	2,556	+12%	+10%	2,394	+10%	+8%	2,696	+2%	-1%	14.7%	+1.4pts
Robotics and Motion	2,040	+10%	+6%	1,838	+10%	+5%	2,187	+10%	+6%	10.8%	-3.1pts
Industrial Automation	1,796	+16%	-1%	1,638	+26%	+5%	2,012	+15%	0%	14.8%	-0.4pts
Power Grids	2,493	-13%	-16%	1,994	+18%	+15%	2,809	-5%	-7%	7.8%	-2.8pts
Corporate & other (incl. inter-division elimination)	-407			18			-424
ABB Group	8,478	+2%	-3%	7,882	+15%	+9%	9,280	+3%	-1%	10.9%	-0.8pts

Electrification Products

Total orders were 10 percent higher (12 percent in US dollars), as all regions and end markets showed strong demand, in particular for data center, food and beverage and electric vehicle fast-charging solutions. Third-party base orders increased 8 percent (10 percent in US dollars). Revenues declined 1 percent (2 percent higher in US dollars), as increases in short-cycle revenues were not enough to offset lower system revenues. Operational EBITA margin of 14.7 percent was aided by cost savings and improved pricing despite ongoing commodity price headwinds.

Robotics and Motion

Total orders improved 6 percent (10 percent in US dollars), growing in all regions. The division saw improved demand from process end markets, whilst large orders declined due to the timing of tender awards. Third-party base orders grew 5 percent (10 percent in US dollars). Revenues were 6 percent higher (10 percent in US dollars) on strong execution of the order backlog. The operational EBITA margin of 10.8 percent was primarily impacted by the charges related to the EPC business and continued higher material costs. These EPC charges negatively impacted the operational EBITA margin by 300 basis points.

Industrial Automation

Third-party base orders continued to be positive at 5 percent on continued operational investment by process customers; total orders declined 1 percent. Selective capital expenditure was seen in mining and specialty vessels. Including B&R and currency effects, the total reported order growth was 16 percent and revenue growth 15 percent. Revenues were steady reflecting the strong book and bill within the quarter. The operational EBITA margin of 14.8 percent reflects the digital investments and negative business mix. The joint venture completed with Arkad was established before the end of the year and the results of that divested business have been excluded from the results of the division and reported under Corporate and Other in all periods.

Power Grids

Third-party base orders grew 15 percent (18 percent in US dollars) mainly driven by industry, particularly in transportation and infrastructure. Total orders declined 16 percent (13 percent in US dollars) due to the exceptionally large UHVDC order that was awarded in India in 2016. The division continues to drive business model changes as it further expands its digital and service offering. Revenues were 7 percent lower (5 percent in US dollars) due to the lower order backlog, primarily in EPC. The operational EBITA margin of 7.8 percent was impacted by charges related to the EPC business. Excluding this charge, the division’s margin would have been 240 basis points higher. The division’s ‘Power Up’ program, driving its transformation and value creation, is underway.

POSITIONED FOR PROFITABLE GROWTH	5/8

Next Level strategy – stage 3

ABB is delivering on its Next Level strategy to unlock value and deliver attractive shareholder returns. 2017 was a transition year, in which the company streamlined and strengthened its portfolio and operations. ABB shifted its center of gravity to a simplified, strengthened digital and market-leading portfolio. It completed and announced a number of key acquisitions, divested certain businesses and implemented business model changes. ABB strengthened its operations through the completion of its 1,000-day execution programs. It continued to focus on operational excellence, delivering supply chain and operational cost savings. A number of key Executive Committee appointments were made in 2017 while continuing to focus on leadership development and bringing all of ABB under one unified brand. With these transformational actions complete, ABB is positioned for profitable growth.

Profitable growth

As part of the drive towards profitable growth, ABB made significant progress in 2017 to streamline and strengthen its portfolio. Base order growth momentum continued each quarter and was higher in all divisions and regions.

With the launch of ABB AbilityTM, in March 2017, ABB is making a quantum leap in digital. With more than 210 ABB AbilityTM solutions available today, ABB is leveraging its large installed base of connected systems and devices. ABB AbilityTM is a solution-led approach based on ABB’s leading portfolio and domain expertise. It has a secure, open architecture ranging from edge to cloud. ABB AbilityTM is central to ABB’s strategy to drive growth through expansion of high value-add solutions and services.

Through active portfolio management, ABB is streamlined and strengthened. These actions continue to shift ABB’s center of gravity towards strengthened competitiveness, higher growth segments and lower risk.

ABB strengthened its position as the #2 industrial automation player globally by completing the acquisition of B&R in July. With this acquisition, ABB closed its historic gap in machine and factory automation and created a uniquely comprehensive automation portfolio for customers globally. The integration of B&R is well underway and fully on track.

ABB acquired the mission-critical communication network business from the Keymile Group to strengthen its portfolio and further enhance ABB AbilityTM. It adds reliable communications technologies that are essential to maintain today’s dynamic and complex digital electrical grids. The acquisition brings with it products, software and service solutions, as well as research and development expertise.

On September 25, ABB announced an agreement to acquire GE Industrial Solutions (GE IS), General Electric’s global electrification solutions business. GE IS has deep customer relationships in more than 100 countries and an established installed base with strong roots in North America, ABB’s biggest market. Through this purchase, ABB will strengthen its #2 position in electrification globally and expand its access to the attractive North American market. The transaction is expected to close in the first half of 2018.

ABB continued to shape its portfolio with the divestment of its high-voltage cables and cable accessories business to NKT Cables, completed on March 1, 2017.

During the fourth quarter, actions were implemented across three divisions to complete the business model change for EPC. In the Power Grids division, consistent with ABB’s shift in focus away from non-core EPC activity, ABB signed an agreement to form a joint venture with SNC-Lavalin for electrical substation EPC projects; SNC-Lavalin is expected to have a majority interest. In the Industrial Automation division, ABB completed the formation of an oil & gas EPC joint venture with Arkad Engineering and Construction Ltd., a fully integrated EPC contractor for the energy sector based in Saudi Arabia. In Robotics and Motion, ABB announced that it was exiting its turnkey full train retrofit business, beyond meeting its current contractual commitments. ABB will report remaining EPC activities related to these businesses as a non-core operating unit within Corporate & Other, effective January 1, 2018.

POSITIONED FOR PROFITABLE GROWTH	6/8

Relentless execution

In 2017, ABB continued to drive towards further streamlining and strengthening its operations. At the end of 2017, the company concluded its strategic 1,000-day programs. The company’s White Collar Productivity program produced a run-rate of more than $1.3 billion of gross savings by the end of 2017, more than $300 million ahead of original ambitions. The savings program was delivered within the announced timeframe and with approximately $300 million lower combined restructuring and implementation costs than originally expected. Excluding the impacts of business portfolio changes, working capital was $1.9 billion lower. Improved net working capital discipline freed up $1.5 billion of cash and reduced net working capital as a percentage of revenues by 280 basis points since the end of 2014. Working capital management has improved across all division and regions since the program was initiated. Further net working capital benefits are targeted from ongoing inventory optimization.

Business-led collaboration

ABB has completed its transition to a simpler, leaner and more customer-focused business while at the same time linking executive compensation firmly to performance and delivery of strategy.

A number of key Executive Committee appointments were made in the year. Effective April 1, 2017, Timo Ihamuotila joined ABB from Nokia as Chief Financial Officer and a member of the Executive Committee. Effective July 1, 2017, Chunyuan Gu, Managing Director of ABB in China, became President of the Asia, Middle East and Africa (AMEA) region and a member of the Executive Committee. Chunyuan took over AMEA from Frank Duggan, who was appointed President of the Europe region.

A focus on leadership development remains key to ensuring the company’s leadership is fully empowered to meet its growth agenda along with the alignment of all activities under the unified and strengthened ABB brand.

Short- and long-term outlook

Macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market is back to growth whilst still impacted by uncertainties in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

The attractive long-term demand outlook in ABB’s three major customer sectors – utilities, industry and transport & infrastructure – is driven by the Energy and Fourth Industrial Revolutions. ABB is well-positioned to tap into these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

More information

The Q4 2017 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET) (9:00 a.m. BST, 4:00 a.m. EDT). The event will be accessible by webcast on http://new.abb.com/media/annual-press-conference-2018.

A conference call and webcast for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EDT). Callers from the UK should dial +44 207 107 0613. From Sweden, the number to dial is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long-distance charges). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. www.abb.com/investorrelations

POSITIONED FOR PROFITABLE GROWTH	7/8

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing a history of innovation spanning more than 130 years, ABB today is writing the future of industrial digitalization with two clear value propositions: bringing electricity from any power plant to any plug and automating industries from natural resources to finished products. As title partner of Formula E, the fully electric international FIA motorsport class, ABB is pushing the boundaries of e-mobility to contribute to a sustainable future. ABB operates in more than 100 countries with about 135,000 employees. www.abb.com

Investor calendar 2018/2019
Annual General Meeting	March 29, 2018
First quarter 2018 results	April 19, 2018
Second quarter 2018 results	July 19, 2018
Third quarter 2018 results	October 25, 2018
Fourth quarter and full year 2018 results	February 2019

Important notice about forward-looking  information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the sections of this release titled “Short-term outlook”, “Dividend”, “Next Level strategy – Stage 3” and “Short- and long-term outlook”. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “is likely”, “intends” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, February 8, 2018

Ulrich Spiesshofer, CEO

— For more information, please contact:
Media Relations Phone: +41 43 317 71 11 E-mail: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 E-mail: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

1         Q4 2017 Financial Information

Financial Information
Contents

03 – 07 **Key Figures**

08 – 34 **Interim Consolidated Financial Information (unaudited)**

35 – 51 **Supplemental Reconciliations and Definitions**

2         Q4 2017 Financial Information

—

Key Figures

			CHANGE
($ in millions, unless otherwise indicated)	Q4 2017	Q4 2016	US$	Comparable(1)
Orders	8,478	8,277	2%	-3%
Order backlog (end December)	22,414	22,981	-2%	-4%
Revenues	9,280	8,993	3%	-1%
Operational EBITA(1)	1,021	1,057	-3%	-7%(2)
as % of operational revenues(1)	10.9%	11.7%	-0.8 pts
Net income attributable to ABB	393	425	-8%
Basic earnings per share ($)	0.18	0.20	-7%(3)
Operational earnings per share(1) ($)	0.33	0.33	-2%(3)	2%(3)
Cash flow from operating activities	1,869	1,428	31%

			CHANGE
($ in millions, unless otherwise indicated)	FY 2017	FY 2016	US$	Comparable(1)
Orders	33,387	33,379	0%	0%
Revenues	34,312	33,828	1%	1%
Operational EBITA(1)	4,130	4,191	-1%	-2%(2)
as % of operational revenues(1)	12.1%	12.4%	-0.3 pts
Net income attributable to ABB	2,213	1,899	17%
Basic earnings per share ($)	1.04	0.88	17%(3)
Operational earnings per share(1) ($)	1.25	1.29	-4%(3)	-1%(3)
Cash flow from operating activities	3,799	3,843	-1%

(1)  For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 35.

(2)  Constant currency (not adjusted for portfolio changes).

(3) Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

3         Q4 2017 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		Q4 2017	Q4 2016	US$	Local	Comparable
Orders	ABB Group	8,478	8,277	2%	-1%	-3%
	Electrification Products	2,556	2,276	12%	10%	10%
	Robotics and Motion	2,040	1,856	10%	6%	6%
	Industrial Automation	1,796	1,544	16%	12%	-1%
	Power Grids	2,493	2,868	-13%	-16%	-16%
	Corporate and Other
	(incl. inter-division eliminations)	(407)	(267)
Third-party base orders	ABB Group	7,882	6,860	15%	12%	9%
	Electrification Products	2,394	2,170	10%	8%	8%
	Robotics and Motion	1,838	1,676	10%	5%	5%
	Industrial Automation	1,638	1,304	26%	20%	5%
	Power Grids	1,994	1,691	18%	15%	15%
	Corporate and Other	18	19
Order backlog (end December)	ABB Group	22,414	22,981	-2%	-8%	-4%
	Electrification Products	3,098	2,839	9%	5%	5%
	Robotics and Motion	3,961	3,660	8%	1%	1%
	Industrial Automation	5,376	5,409	-1%	-8%	-10%
	Power Grids	11,330	11,638	-3%	-8%	-7%
	Corporate and Other
	(incl. inter-division eliminations)	(1,351)	(565)
Revenues	ABB Group	9,280	8,993	3%	0%	-1%
	Electrification Products	2,696	2,633	2%	-1%	-1%
	Robotics and Motion	2,187	1,993	10%	6%	6%
	Industrial Automation	2,012	1,749	15%	10%	0%
	Power Grids	2,809	2,952	-5%	-8%	-7%
	Corporate and Other
	(incl. inter-division eliminations)	(424)	(334)
Operational EBITA	ABB Group	1,021	1,057	-3%	-7%
	Electrification Products	398	351	13%	10%
	Robotics and Motion	236	278	-15%	-18%
	Industrial Automation	299	264	13%	9%
	Power Grids	222	317	-30%	-32%
	Corporate and Other
	(incl. inter-division eliminations)	(134)	(153)
Operational EBITA %	ABB Group	10.9%	11.7%
	Electrification Products	14.7%	13.3%
	Robotics and Motion	10.8%	13.9%
	Industrial Automation	14.8%	15.2%
	Power Grids	7.8%	10.7%
Income from operations	ABB Group	612	678
	Electrification Products	317	174
	Robotics and Motion	176	222
	Industrial Automation	203	275
	Power Grids	143	294
	Corporate and Other
	(incl. inter-division eliminations)	(227)	(287)
Income from operations %	ABB Group	6.6%	7.5%
	Electrification Products	11.8%	6.6%
	Robotics and Motion	8.0%	11.1%
	Industrial Automation	10.1%	15.7%
	Power Grids	5.1%	10.0%
Cash flow from operating activities	ABB Group	1,869	1,428
	Electrification Products	590	436
	Robotics and Motion	376	314
	Industrial Automation	373	212
	Power Grids	515	542
	Corporate and Other	15	(76)

4         Q4 2017 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		FY 2017	FY 2016	US$	Local	Comparable
Orders	ABB Group	33,387	33,379	0%	0%	0%
	Electrification Products	10,143	9,780	4%	5%	5%
	Robotics and Motion	8,468	7,858	8%	8%	8%
	Industrial Automation	6,554	5,991	9%	9%	2%
	Power Grids	9,600	10,844	-11%	-11%	-11%
	Corporate and Other
	(incl. inter-division eliminations)	(1,378)	(1,094)
Third-party base orders	ABB Group	30,545	28,887	6%	6%	5%
	Electrification Products	9,559	9,242	3%	5%	5%
	Robotics and Motion	7,654	7,029	9%	9%	9%
	Industrial Automation	5,776	5,200	11%	11%	3%
	Power Grids	7,421	7,268	2%	2%	2%
	Corporate and Other	135	148
Order backlog (end December)	ABB Group	22,414	22,981	-2%	-8%	-4%
	Electrification Products	3,098	2,839	9%	5%	5%
	Robotics and Motion	3,961	3,660	8%	1%	1%
	Industrial Automation	5,376	5,409	-1%	-8%	-10%
	Power Grids	11,330	11,638	-3%	-8%	-7%
	Corporate and Other
	(incl. inter-division eliminations)	(1,351)	(565)
Revenues	ABB Group	34,312	33,828	1%	1%	1%
	Electrification Products	10,094	9,920	2%	2%	2%
	Robotics and Motion	8,401	7,906	6%	6%	6%
	Industrial Automation	6,880	6,654	3%	3%	-3%
	Power Grids	10,394	10,660	-2%	-3%	-2%
	Corporate and Other
	(incl. inter-division eliminations)	(1,457)	(1,312)
Operational EBITA	ABB Group	4,130	4,191	-1%	-2%
	Electrification Products	1,510	1,459	3%	4%
	Robotics and Motion	1,178	1,223	-4%	-4%
	Industrial Automation	953	897	6%	5%
	Power Grids	972	998	-3%	-3%
	Corporate and Other
	(incl. inter-division eliminations)	(483)	(386)
Operational EBITA %	ABB Group	12.1%	12.4%
	Electrification Products	15.0%	14.7%
	Robotics and Motion	14.0%	15.5%
	Industrial Automation	13.9%	13.4%
	Power Grids	9.4%	9.3%
Income from operations	ABB Group	3,434	2,987
	Electrification Products	1,349	1,091
	Robotics and Motion	1,035	1,034
	Industrial Automation	782	769
	Power Grids	797	830
	Corporate and Other
	(incl. inter-division eliminations)	(529)	(737)
Income from operations %	ABB Group	10.0%	8.8%
	Electrification Products	13.4%	11.0%
	Robotics and Motion	12.3%	13.1%
	Industrial Automation	11.4%	11.6%
	Power Grids	7.7%	7.8%
Cash flow from operating activities	ABB Group	3,799	3,843
	Electrification Products	1,358	1,137
	Robotics and Motion	1,085	1,054
	Industrial Automation	872	792
	Power Grids	901	958
	Corporate and Other	(417)	(98)

5         Q4 2017 Financial Information

Operational EBITA
			Electrification		Robotics		Industrial		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16
Revenues	9,280	8,993	2,696	2,633	2,187	1,993	2,012	1,749	2,809	2,952
FX/commodity timing
differences in total revenues	60	20	16	3	7	6	10	(11)	28	22
Operational revenues	9,340	9,013	2,712	2,636	2,194	1,999	2,022	1,738	2,837	2,974

Income from operations	612	678	317	174	176	222	203	275	143	294
Acquisition-related amortization	75	67	22	29	16	23	22	2	11	8
Restructuring and
restructuring-related expenses(1)	139	68	17	41	35	16	37	(21)	31	(5)
Non-operational pension cost	(8)	38	1	–	1	2	3	2	3	1
Changes in pre-acquisition estimates	8	92	8	92	–	–	–	–	–	–
Gains and losses from sale of businesses	78	–	–	–	–	–	–	–	–	–
Acquisition-related expenses and certain
non-operational items	88	127	20	7	3	14	26	9	18	14
FX/commodity timing
differences in income from operations	29	(13)	13	8	5	1	8	(3)	16	5
Operational EBITA	1,021	1,057	398	351	236	278	299	264	222	317

Operational EBITA margin (%)	10.9%	11.7%	14.7%	13.3%	10.8%	13.9%	14.8%	15.2%	7.8%	10.7%

			Electrification		Robotics		Industrial		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16
Revenues	34,312	33,828	10,094	9,920	8,401	7,906	6,880	6,654	10,394	10,660
FX/commodity timing
differences in total revenues	(48)	81	(11)	2	9	8	(15)	20	(9)	35
Operational revenues	34,264	33,909	10,083	9,922	8,410	7,914	6,865	6,674	10,385	10,695

Income from operations	3,434	2,987	1,349	1,091	1,035	1,034	782	769	797	830
Acquisition-related amortization	264	279	98	121	66	94	47	11	36	35
Restructuring and
restructuring-related expenses(1)	363	543	28	93	64	69	87	79	80	101
Non-operational pension cost	(42)	38	3	3	2	2	7	2	3	(2)
Changes in retained obligations of
divested businesses	94	–	–	–	–	–	–	–	–	–
Changes in pre-acquisition estimates	8	131	8	131	–	–	–	–	–	–
Gains and losses from sale of businesses	(252)	10	–	–	–	–	(2)	–	–	–
Acquisition-related expenses and certain
non-operational items	322	163	44	8	2	18	52	9	79	20
FX/commodity timing
differences in income from operations	(61)	40	(20)	12	9	6	(20)	27	(23)	14
Operational EBITA	4,130	4,191	1,510	1,459	1,178	1,223	953	897	972	998

Operational EBITA margin (%)	12.1%	12.4%	15.0%	14.7%	14.0%	15.5%	13.9%	13.4%	9.4%	9.3%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

6         Q4 2017 Financial Information

Depreciation and Amortization
			Electrification		Robotics		Industrial		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16	Q4 17	Q4 16
Depreciation	195	191	53	52	36	35	18	14	44	44
Amortization	98	91	25	33	18	27	24	4	18	15
including total acquisition-related amortization of:	75	67	22	29	16	23	22	2	11	8

			Electrification		Robotics		Industrial		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16	FY 17	FY 16
Depreciation	750	767	205	213	139	141	61	58	175	178
Amortization	351	368	110	135	77	108	53	18	64	64
including total acquisition-related amortization of:	264	279	98	121	66	94	47	11	36	35

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	Q4 17	Q4 16	US$	Local	parable	Q4 17	Q4 16	US$	Local	parable
Europe	3,007	2,529	19%	11%	5%	3,275	3,016	9%	1%	1%
The Americas	2,607	2,487	5%	4%	3%	2,509	2,469	2%	1%	0%
Asia, Middle East and Africa	2,864	3,261	-12%	-13%	-14%	3,496	3,508	0%	-2%	-3%
ABB Group	8,478	8,277	2%	-1%	-3%	9,280	8,993	3%	0%	-1%

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	FY 17	FY 16	US$	Local	parable	FY 17	FY 16	US$	Local	parable
Europe	11,737	11,213	5%	4%	5%	11,840	11,315	5%	4%	5%
The Americas	9,749	9,351	4%	3%	3%	9,713	9,741	0%	-1%	-1%
Asia, Middle East and Africa	11,901	12,815	-7%	-6%	-6%	12,759	12,772	0%	0%	0%
ABB Group	33,387	33,379	0%	0%	0%	34,312	33,828	1%	1%	1%

7         Q4 2017 Financial Information

—

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Sales of products	28,133	27,816	7,447	7,339
Sales of services and other	6,179	6,012	1,833	1,654
Total revenues	34,312	33,828	9,280	8,993
Cost of sales of products	(20,313)	(20,431)	(5,525)	(5,451)
Cost of services and other	(3,733)	(3,650)	(1,130)	(1,027)
Total cost of sales	(24,046)	(24,081)	(6,655)	(6,478)
Gross profit	10,266	9,747	2,625	2,515
Selling, general and administrative expenses	(5,607)	(5,349)	(1,533)	(1,394)
Non-order related research and development expenses	(1,365)	(1,300)	(398)	(349)
Other income (expense), net	140	(111)	(82)	(94)
Income from operations	3,434	2,987	612	678
Interest and dividend income	74	73	19	19
Interest and other finance expense	(277)	(261)	(50)	(31)
Income from continuing operations before taxes	3,231	2,799	581	666
Provision for taxes	(860)	(781)	(158)	(194)
Income from continuing operations, net of tax	2,371	2,018	423	472
Income (loss) from discontinued operations, net of tax	(6)	16	–	2
Net income	2,365	2,034	423	474
Net income attributable to noncontrolling interests	(152)	(135)	(30)	(49)
Net income attributable to ABB	2,213	1,899	393	425

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,219	1,883	393	423
Net income	2,213	1,899	393	425

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.04	0.88	0.18	0.20
Net income	1.04	0.88	0.18	0.20

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.03	0.87	0.18	0.20
Net income	1.03	0.88	0.18	0.20

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,138	2,151	2,136	2,137
Diluted earnings per share attributable to ABB shareholders	2,148	2,154	2,150	2,141
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

8         Q4 2017 Financial Information

—
ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Total comprehensive income (loss), net of tax	3,232	1,688	505	(79)
Total comprehensive income attributable to noncontrolling interests, net of tax	(177)	(118)	(38)	(31)
Total comprehensive income (loss) attributable to ABB shareholders, net of tax	3,055	1,570	467	(110)
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

9         Q4 2017 Financial Information

—
ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2017	Dec. 31, 2016
Cash and equivalents	4,526	3,644
Marketable securities and short-term investments	1,102	1,953
Receivables, net	10,416	9,696
Inventories, net	5,059	4,347
Prepaid expenses	189	176
Other current assets	647	688
Assets held for sale	–	548
Total current assets	21,939	21,052

Property, plant and equipment, net	5,363	4,743
Goodwill	11,199	9,501
Other intangible assets, net	2,622	1,996
Prepaid pension and other employee benefits	144	90
Investments in equity-accounted companies	158	170
Deferred taxes	1,250	1,118
Other non-current assets	587	532
Total assets	43,262	39,202

Accounts payable, trade	5,419	4,446
Billings in excess of sales	1,251	1,241
Short-term debt and current maturities of long-term debt	738	1,003
Advances from customers	1,367	1,398
Provisions for warranties	1,231	1,142
Other provisions	1,882	1,765
Other current liabilities	4,385	3,936
Liabilities held for sale	–	218
Total current liabilities	16,273	15,149

Long-term debt	6,709	5,800
Pension and other employee benefits	1,882	1,834
Deferred taxes	1,099	918
Other non-current liabilities	1,950	1,604
Total liabilities	27,913	25,305

Commitments and contingencies

Stockholders’ equity:
Capital stock
(2,168,148,264 and 2,214,743,264 issued shares at December 31, 2017 and 2016, respectively)	188	192
Additional paid-in capital	29	24
Retained earnings	19,594	19,925
Accumulated other comprehensive loss	(4,345)	(5,187)
Treasury stock, at cost
(29,541,775 and 76,036,429 shares at December 31, 2017 and 2016, respectively)	(647)	(1,559)
Total ABB stockholders’ equity	14,819	13,395
Noncontrolling interests	530	502
Total stockholders’ equity	15,349	13,897
Total liabilities and stockholders’ equity	43,262	39,202
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

10         Q4 2017 Financial Information

—
ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Operating activities:
Net income	2,365	2,034	423	474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,101	1,135	293	282
Deferred taxes	(205)	(147)	(245)	(39)
Net loss (gain) from derivatives and foreign exchange	39	10	34	(48)
Net loss (gain) from sale of property, plant and equipment	(36)	(38)	(14)	(5)
Net loss (gain) from sale of businesses	(252)	10	78	–
Share-based payment arrangements	58	54	17	17
Other	11	112	(10)	49
Changes in operating assets and liabilities:
Trade receivables, net	(80)	10	239	78
Inventories, net	(55)	115	268	376
Trade payables	599	340	320	187
Accrued liabilities	112	80	11	66
Billings in excess of sales	(27)	(25)	(31)	(29)
Provisions, net	30	14	117	19
Advances from customers	(120)	(163)	(60)	(143)
Income taxes payable and receivable	196	125	155	2
Other assets and liabilities, net	63	177	274	142
Net cash provided by operating activities	3,799	3,843	1,869	1,428

Investing activities:
Purchases of marketable securities (available-for-sale)	(312)	(1,214)	(12)	(393)
Purchases of short-term investments	(393)	(3,092)	(260)	(920)
Purchases of property, plant and equipment and intangible assets	(949)	(831)	(329)	(299)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies	(2,130)	(26)	(11)	(2)
Proceeds from sales of marketable securities (available-for-sale)	514	1,057	12	284
Proceeds from maturity of marketable securities (available-for-sale)	100	539	–	–
Proceeds from short-term investments	945	2,241	46	791
Proceeds from sales of property, plant and equipment	66	61	16	9
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost- and equity-accounted companies	607	(1)	(57)	–
Net cash from settlement of foreign currency derivatives	63	(57)	(29)	(23)
Other investing activities	39	18	10	5
Net cash used in investing activities	(1,450)	(1,305)	(614)	(548)

Financing activities:
Net changes in debt with original maturities of 90 days or less	207	(152)	(156)	(197)
Increase in debt	921	912	20	58
Repayment of debt	(1,007)	(1,249)	(350)	(529)
Delivery of shares	163	192	77	49
Purchase of treasury stock	(251)	(1,299)	–	–
Dividends paid	(1,635)	–	–	–
Reduction in nominal value of common shares paid to shareholders	–	(1,610)	–	–
Dividends paid to noncontrolling shareholders	(127)	(122)	(6)	(1)
Other financing activities	(6)	(27)	8	(6)
Net cash used in financing activities	(1,735)	(3,355)	(407)	(626)

Effects of exchange rate changes on cash and equivalents	268	(104)	29	(148)
Net change in cash and equivalents – continuing operations	882	(921)	877	106

Cash and equivalents, beginning of period	3,644	4,565	3,649	3,538
Cash and equivalents, end of period	4,526	3,644	4,526	3,644

Supplementary disclosure of cash flow information:
Interest paid	205	213	66	69
Taxes paid	894	814	243	223
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

11         Q4 2017 Financial Information

—
ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

($ in millions)	Capital stock	Additional paid-in capital	Retained earnings	Total accumu- lated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non- controlling interests	Total stockholders’ equity

Balance at January 1, 2016	1,440	4	20,476	(4,858)	(2,581)	14,481	507	14,988
Comprehensive income:
Net income			1,899	–		1,899	135	2,034
Foreign currency translation
adjustments, net of tax of $12				(457)		(457)	(17)	(474)
Effect of change in fair value of
available-for-sale securities,
net of tax of $0				–		–		–
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $24				118		118		118
Change in derivatives qualifying as
cash flow hedges, net of tax of $4				10		10		10
Total comprehensive income						1,570	118	1,688
Changes in noncontrolling interests						–	(1)	(1)
Dividends to
noncontrolling shareholders						–	(122)	(122)
Share-based payment arrangements		54				54		54
Reduction in nominal value of common
shares paid to shareholders	(1,239)	15	(402)			(1,626)		(1,626)
Cancellation of treasury shares	(9)	(31)	(2,007)		2,047	–		–
Purchase of treasury stock					(1,280)	(1,280)		(1,280)
Delivery of shares		(22)	(41)		255	192		192
Call options		4				4		4
Balance at December 31, 2016	192	24	19,925	(5,187)	(1,559)	13,395	502	13,897

Balance at January 1, 2017	192	24	19,925	(5,187)	(1,559)	13,395	502	13,897
Comprehensive income:
Net income			2,213			2,213	152	2,365
Foreign currency translation
adjustments, net of tax of $(1)				899		899	25	924
Effect of change in fair value of
available-for-sale securities,
net of tax of $0				1		1		1
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(16)				(71)		(71)		(71)
Change in derivatives qualifying as
cash flow hedges, net of tax of $2				13		13		13
Total comprehensive income						3,055	177	3,232
Changes in noncontrolling interests		17				17	(14)	3
Dividends to
noncontrolling shareholders						–	(134)	(134)
Dividends paid to shareholders			(1,622)			(1,622)		(1,622)
Share-based payment arrangements		58				58		58
Cancellation of treasury shares	(4)	(27)	(922)		953	–		–
Purchase of treasury stock					(251)	(251)		(251)
Delivery of shares		(46)			209	163		163
Call options		4				4		4
Balance at December 31, 2017	188	29	19,594	(4,345)	(647)	14,819	530	15,349
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

12         Q4 2017 Financial Information

—

Notes to the Interim Consolidated Financial Information (unaudited)

─

Note 1

The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids serving customers in utilities, industry and transport & infrastructure globally.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2016.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•          estimates used to record expected costs for employee severance in connection with restructuring programs,

•          assumptions and projections, principally related to future material, labor and project related overhead costs, used in determining the percentage of completion on projects,

•          estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

•          assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•          estimates to determine valuation allowances for deferred tax assets and amounts recorded for uncertain tax positions,

•          growth rates, discount rates and other assumptions used to determine impairment of long lived assets and in testing goodwill for impairment,

•          assumptions used in determining inventory obsolescence and net realizable value,

•          estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, and

•          assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Due to rounding, numbers presented in the Interim Consolidated Financial Information may not add to the totals provided. Certain amounts reported in the Interim Consolidated Financial Information for prior periods have been reclassified to conform to the current year’s presentation. These changes primarily relate to the reorganization of the Company’s operating segments (see Note 14) and to the reclassification and netting of deferred tax assets and liabilities, as a result of the adoption of an accounting standard update on the classification of deferred taxes (see Note 2).

─

Note 2

Recent accounting pronouncements

Applicable for current periods

Balance sheet classification of deferred taxes

As of January 1, 2017, the Company adopted an accounting standard update removing the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requiring all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the consolidated balance sheets. This update was applied retrospectively and resulted in a decrease of $297 million in both the total deferred tax assets and total deferred tax liabilities at December 31, 2016, due to additional netting impacts.

Simplifying the transition to the equity method of accounting

As of January 1, 2017, the Company adopted an accounting standard update eliminating the retroactive adjustments to an investment upon it qualifying for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence by the investor. It requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Improvements to employee share-based payment accounting

As of January 1, 2017, the Company adopted an accounting standard update which changed the accounting for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as the classification in the statement of cash flows. This update did not have a significant impact on the consolidated financial statements.

Simplifying the test for goodwill impairment

As of January 1, 2017, the Company early-adopted an accounting standard update eliminating the requirement to calculate the implied fair value of goodwill when measuring a goodwill impairment loss. Instead the Company is now required to record an impairment loss based on the excess of a reporting unit’s carrying amount over its fair value provided that the loss recognized does not exceed the total amount of goodwill allocated to that reporting unit. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

13         Q4 2017 Financial Information

Applicable for future periods

Revenue from contracts with customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Further updates were issued in 2016 to clarify the guidance on identifying performance obligations, licensing and contract costs, to enhance the implementation guidance on principal versus agent considerations and to add other practical expedients.

In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company will adopt these updates as of January 1, 2018, pursuant to the aforementioned adoption method (ii), applying them to contracts that are not completed contracts at that date and will elect the practical expedient for contract modifications.

The Company’s analysis of contracts resulted in only immaterial differences between the identification of performance obligations and the current unit of accounting determination. Except for a limited number of contracts where the required criteria are not met, the analysis supports the recognition of revenue over time following the cost-to-cost method under the new revenue recognition standard for those contracts which are following the cost-to-cost method under the current revenue recognition model. The Company does not expect to record a significant cumulative adjustment to retained earnings as of January 1, 2018, however, the Company expects the adoption will increase total assets and total liabilities by approximately $200 million due to the reclassification of certain advances from customers, currently reported as a reduction of inventory, to liabilities.

Recognition and measurement of financial assets and financial liabilities

In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. For example, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Leases

In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Measurement of credit losses on financial instruments

In June 2016, an accounting standard update was issued which replaces the existing incurred loss impairment methodology for most financial assets with a new “current expected credit loss” model. The new model will result in the immediate recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Credit losses relating to available-for-sale debt securities will be measured in a manner similar to current GAAP, except that the losses will be recorded through an allowance for credit losses rather than as a direct write-down of the security.

This update is effective for the Company for annual and interim periods beginning January 1, 2020, with early adoption permitted for annual and interim periods beginning January 1, 2019. The Company is currently evaluating the impact of this update on its consolidated financial statements.

14         Q4 2017 Financial Information

Classification of certain cash receipts and cash payments in the statement of cash flows

In August 2016, an accounting standard update was issued which clarifies how certain cash receipts and cash payments, including debt prepayment or extinguishment costs, the settlement of zero coupon debt instruments, contingent consideration paid after a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization, should be presented and classified in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2018, on a retrospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Income taxes – Intra-entity transfers of assets other than inventory

In October 2016, an accounting standard update was issued that requires the Company to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs instead of when the asset has been sold to an outside party. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted, and is applicable on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company will adopt this update as of January 1, 2018, and expects to record a net reduction in deferred tax assets of approximately $215 million with a corresponding reduction in retained earnings as of this date.

Statement of cash flows - Restricted cash

In November 2016, an accounting standard update was issued which clarifies the classification and presentation of changes in restricted cash on the statement of cash flows. It requires the inclusion of cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Clarifying the definition of a business

In January 2017, an accounting standard update was issued which narrows the definition of a business. It also provides a framework for determining whether a set of transferred assets and activities involves a business. This update is effective for the Company for annual and interim periods beginning January 1, 2018, on a prospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Clarifying the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets

In February 2017, an accounting standard update was issued which clarifies the scope of asset derecognition guidance, adds guidance for partial sales of nonfinancial assets and clarifies recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The Company plans to adopt this update retrospectively as of January 1, 2018, with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Improving the presentation of net periodic pension cost and net periodic postretirement benefit cost

In March 2017, an accounting standard update was issued which changes how employers that sponsor defined benefit pension plans and other postretirement plans present the net periodic benefit cost in the income statement. Under this standard, the Company will be required to report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. Other components of net benefit will be required to be presented in the income statement separately from the service cost component and outside the subtotal of income from operations. Under the amendment only the current service cost component is allowed to be capitalized. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis for the presentation requirements and on a prospective basis for the capitalization of the current service cost component requirements. The Company will adopt this update as of January 1, 2018, and expects to reclassify income of $42 million to be presented outside of income from operations for the year ended December 31, 2017, and estimates that for 2018 approximately $100 million of income will be presented outside income from operations relating to net periodic pension costs.

Compensation—Stock Compensation

In May 2017, an accounting standard update was issued which clarifies when to account for a change to the terms or conditions of a share‑based payment award as a modification. Under this update, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This update is effective prospectively and will apply to awards modified on or after January 1, 2018. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Derivatives and Hedging—Targeted Improvements to Accounting for Hedging Activities

In August 2017, an accounting standard update was issued which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This update is effective for the Company for annual and interim periods beginning January 1, 2019. For cash flow and net investment hedges as of the adoption date, the guidance requires a modified retrospective approach. The amended presentation and disclosure guidance is required only prospectively. The Company will adopt this update as of January 1, 2019, and is currently evaluating the impact of this update on its consolidated financial statements.

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Note 3

Acquisitions and Divestments

Acquisitions

Acquisitions were as follows:

	Year ended	Three months ended
($ in millions, except number of acquired businesses)	December 31, 2017	December 31, 2017
Acquisitions (net of cash acquired)(1)	2,111	3
Aggregate excess of purchase price over fair value of net assets acquired(2)	1,337	(1)
Number of acquired businesses	5	1

(1) Excluding changes in cost and equity accounted companies.

(2) Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the year ended December 31, 2017, relate primarily to the acquisition of Bernecker + Rainer Industrie-Elektronik GmbH (B&R). Acquisitions for the year and three months ended December 31, 2016, were not significant.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

15         Q4 2017 Financial Information

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 6, 2017, the Company acquired the shares of B&R. B&R is a worldwide provider of product- and software-based, open-architecture solutions for machine and factory automation. This acquisition closes a gap in the Company’s industrial automation portfolio and consequently the goodwill acquired represents the future benefits associated with product portfolio expansion.

The aggregate preliminary allocation of the purchase consideration for business acquisitions in 2017, was as follows:

($ in millions)	Allocated amounts	Weighted-average
		useful life
Technology	434	7 years
Customer relationships	292	19 years
Trade names	65	10 years
Order backlog	1	3 months
Intangible assets	792
Fixed assets	131
Debt acquired	(50)
Deferred tax liabilities	(255)
Inventory	177
Other assets and liabilities, net	(21)
Goodwill(1)	1,337
Total consideration (net of cash acquired) (2)	2,111

(1) The Company does not expect the goodwill recognized to be deductible for income tax purposes.

(2) Primarily relates to the acquisition of B&R.

Business divestments

For the year and three months ended December 31, 2017, the Company recorded net gains (including transaction costs) of $252 million and net losses (including transaction costs) of $78 million, respectively, in “Other income (expense), net”. For the year and three months ended December 31, 2017, an associated tax expense of $7 million and tax benefit of $21 million, respectively, relating to the divestment of consolidated businesses were recorded in “Provision for taxes”. These are primarily due to the divestment of the Company’s high-voltage cable system and cable accessories businesses in March 2017 (the Cables business) and the Oil & Gas EPC business in December 2017.

The Company has retained certain obligations of the Cables business and thus the Company remains directly or indirectly liable for these liabilities which existed at the date of the divestment. Subsequent to the divestment, the Company recorded a loss of $94 million for changes in the amounts recorded for these obligations. In addition, the Company has provided certain performance guarantees to third parties which guarantee the performance of the buyer under existing contracts with customers as well as for certain capital expenditures of the divested business (see Note 7).

There were no significant gains or losses recognized relating to divestments in the year and three months ended December 31, 2016.

Changes in total goodwill were as follows:

($ in millions)	Total Goodwill
Balance at January 1, 2016	9,671
Goodwill acquired during the year	12
Goodwill allocated to assets held for sale(1)	(105)
Exchange rate differences and other	(77)
Balance at December 31, 2016	9,501
Goodwill acquired during the year(2)	1,337
Goodwill allocated to disposals	(2)
Exchange rate differences and other	363
Balance at December 31, 2017	11,199

 (1) Represents goodwill allocated to the high-voltage cable system business sold in March 2017, within Corporate and Other (formerly reported in the Power Grids operating segment).

 (2) Includes primarily goodwill in respect of B&R, acquired in July 2017, which has been allocated to the Industrial Automation operating segment.

Planned acquisition of GE Industrial Solutions

On September 25, 2017, the Company announced that it had reached an agreement to acquire GE Industrial Solutions, GE’s global electrification solutions business, for $2.6 billion. The acquisition will strengthen the Company’s global position in electrification and expand its access to the North American market through strong customer relationships, large installed base and extensive distribution networks, and has significant value creation potential. GE Industrial Solutions is headquartered in the United States. The Company expects to complete the acquisition of GE Industrial Solutions in the first half of 2018 following the receipt of customary regulatory approvals.

16         Q4 2017 Financial Information

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Note 4

Cash and equivalents, marketable securities and short-term investments

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	December 31, 2017
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,963			1,963	1,963	–
Time deposits	2,853			2,853	2,563	290
Other short-term investments	305			305	–	305
Debt securities available-for-sale:
U.S. government obligations	127	–	(2)	125	–	125
Other government obligations	2	–	–	2	–	2
Corporate	215	1	(1)	215	–	215
Equity securities available-for-sale	152	13	–	165	–	165
Total	5,617	14	(3)	5,628	4,526	1,102

	December 31, 2016
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,704			1,704	1,704	–
Time deposits	2,764			2,764	1,940	824
Other short-term investments	271			271	–	271
Debt securities available-for-sale:
U.S. government obligations	221	1	(2)	220	–	220
Other government obligations	2	–	–	2	–	2
Corporate	95	1	(1)	95	–	95
Equity securities available-for-sale	530	11	–	541	–	541
Total	5,587	13	(3)	5,597	3,644	1,953

Included in Other short-term investments at December 31, 2017 and 2016, are receivables of $305 million and $268 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

─

Note 5

Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

17         Q4 2017 Financial Information

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at
($ in millions)	December 31, 2017	December 31, 2016
Foreign exchange contracts	17,280	15,353
Embedded foreign exchange derivatives	1,641	2,162
Interest rate contracts	5,706	3,021

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at
		December 31, 2017	December 31, 2016
Copper swaps	metric tonnes	44,145	47,425
Aluminum swaps	metric tonnes	7,700	4,650
Nickel swaps	metric tonnes	12	–
Lead swaps	metric tonnes	–	15,100
Zinc swaps	metric tonnes	425	150
Silver swaps	ounces	1,966,729	1,586,395
Crude oil swaps	barrels	170,331	121,000

Equity derivatives

At December 31, 2017 and 2016, the Company held 37 million and 47 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $42 million and $23 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At December 31, 2017 and 2016, “Accumulated other comprehensive loss” included net unrealized gains of $12 million and net unrealized losses of $1 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at December 31, 2017, net gains of $11 million are expected to be reclassified to earnings in the following 12 months. At December 31, 2017, the longest maturity of a derivative classified as a cash flow hedge was 32 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the year and three months ended December 31, 2017 and 2016.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Year ended December 31,	2017	2016		2017	2016
Type of derivative			Location
Foreign exchange contracts	11	2	Total revenues	(1)	(11)
			Total cost of sales	3	10
Commodity contracts	12	4	Total cost of sales	8	(2)
Cash-settled call options	22	15	SG&A expenses(1)	16	10
Total	45	21		26	7

18         Q4 2017 Financial Information

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Three months ended December 31,	2017	2016		2017	2016
Type of derivative			Location
Foreign exchange contracts	3	(6)	Total revenues	1	(2)
			Total cost of sales	–	1
Commodity contracts	6	3	Total cost of sales	3	–
Cash-settled call options	11	(3)	SG&A expenses(1)	7	(2)
Total	20	(6)		11	(3)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the year and three months ended December 31, 2017 and 2016.

Net derivative gains of $22 million and $6 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the year ended December 31, 2017 and 2016, respectively. During the three months ended December 31, 2017 and 2016, net derivative gains of $11 million and net derivative losses of $3 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the year and three months ended December 31, 2017 and 2016, was not significant.

The effect of interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2017	2016	2017	2016
Gains (losses) recognized in Interest and other finance expense:
- on derivatives designated as fair value hedges	(25)	(28)	(22)	(60)
- on hedged item	29	30	24	60

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not	Gains (losses) recognized in income
designated as a hedge		Year ended December 31,		Three months ended December 31,
($ in millions)	Location	2017	2016	2017	2016
Foreign exchange contracts	Total revenues	147	(206)	(56)	(187)
	Total cost of sales	(44)	(56)	(4)	13
	SG&A expenses(1)	(18)	8	1	13
	Non-order related research
	and development	–	(2)	–	(1)
	Other income (expense), net	(1)	22	–	22
	Interest and other finance expense	22	(34)	(20)	11
Embedded foreign exchange	Total revenues	(2)	(5)	28	36
contracts	Total cost of sales	(4)	(5)	(5)	(12)
	SG&A expenses(1)	5	(2)	–	(3)
Commodity contracts	Total cost of sales	53	42	22	27
Other	Interest and other finance expense	(2)	4	–	2
Total		156	(234)	(34)	(79)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

19         Q4 2017 Financial Information

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	December 31, 2017
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	4	–	3	1
Commodity contracts	6	–	–	–
Interest rate contracts	–	42	–	4
Cash-settled call options	25	16	–	–
Total	35	58	3	5

Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	25	190	63
Commodity contracts	35	1	6	–
Corss-currency interest rate swaps	–	–	2	–
Cash-settled call options	–	1	–	–
Embedded foreign exchange derivatives	32	16	22	7
Total	209	43	220	70
Total fair value	244	101	223	75

	December 31, 2016
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	5	–	6	5
Commodity contracts	2	–	–	–
Interest rate contracts	2	62	–	–
Cash-settled call options	13	9	–	–
Total	22	71	6	5

Derivatives not designated as hedging instruments:
Foreign exchange contracts	169	29	257	77
Commodity contracts	29	2	6	1
Cross-currency interest rate swaps	–	2	–	–
Cash-settled call options	–	1	–	–
Embedded foreign exchange derivatives	58	21	35	18
Total	256	55	298	96
Total fair value	278	126	304	101

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at December 31, 2017 and 2016, have been presented on a gross basis.

20         Q4 2017 Financial Information

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At December 31, 2017 and 2016, information related to these offsetting arrangements was as follows:

($ in millions)	December 31, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	297	(172)	–	–	125
Reverse repurchase agreements	305	–	–	(305)	–
Total	602	(172)	–	(305)	125

($ in millions)	December 31, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	269	(172)	–	–	97
Total	269	(172)	–	–	97

($ in millions)	December 31, 2016
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	325	(190)	–	–	135
Reverse repurchase agreements	268	–	–	(268)	–
Total	593	(190)	–	(268)	135

($ in millions)	December 31, 2016
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	352	(190)	–	–	162
Total	352	(190)	–	–	162

─

Note 6

Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non‑financial assets at fair value on a non‑recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash‑settled call options and available‑for‑sale securities. Non‑financial assets recorded at fair value on a non‑recurring basis include long‑lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three‑level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non‑financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:  Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include certain actively traded debt securities.

Level 2:  Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash‑settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:  Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid‑ask spreads, the Company ordinarily determines fair values based on mid‑market quotes. However, for the purpose of determining the fair value of cash‑settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered

21         Q4 2017 Financial Information

disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	December 31, 2017
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	165	–	165
Debt securities—U.S. government obligations	125	–	–	125
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	215	–	215
Receivable in “Other non-current assets”:
Receivable under securities lending arrangement	79	–	–	79
Derivative assets—current in “Other current assets”	–	244	–	244
Derivative assets—non-current in “Other non-current assets”	–	101	–	101
Total	204	727	–	931

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	223	–	223
Derivative liabilities—non-current in “Other non-current liabilities”	–	75	–	75
Total	–	298	–	298

	December 31, 2016
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	541	–	541
Debt securities—U.S. government obligations	220	–	–	220
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	95	–	95
Derivative assets—current in “Other current assets”	–	278	–	278
Derivative assets—non-current in “Other non-current assets”	–	126	–	126
Total	220	1,042	–	1,262

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	304	–	304
Derivative liabilities—non-current in “Other non-current liabilities”	–	101	–	101
Total	–	405	–	405

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•          Available-for-sale securities in “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. The fair value of the receivable under the securities lending arrangement has been determined based on the fair value of the security lent.

•          Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the year and three months ended December 31, 2017 and 2016.

22         Q4 2017 Financial Information

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	December 31, 2017
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,963	1,963	–	–	1,963
Time deposits	2,563	–	2,563	–	2,563
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	290	–	290	–	290
Receivables under reverse repurchase agreements	305	–	305	–	305
Other short-term investments
Other non-current assets:
Loans granted	32	–	33	–	33
Restricted cash deposits	38	38	–	–	38

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	704	400	304	–	704
Long-term debt (excluding capital lease obligations)	6,569	6,046	775	–	6,821

	December 31, 2016
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,704	1,704	–	–	1,704
Time deposits	1,940	–	1,940	–	1,940
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	824	–	824	–	824
Receivables under reverse repurchase agreements	268	–	268	–	268
Other short-term investments	3	3	–	–	3
Other non-current assets:
Loans granted	30	–	31	–	31
Restricted cash deposits	59	59	–	–	59

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	980	856	124	–	980
Long-term debt (excluding capital lease obligations)	5,709	5,208	784	–	5,992

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•          Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•          Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), and (ii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs).

•          Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

•          Long-term debt (excluding capital lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

23         Q4 2017 Financial Information

─

Note 7

Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment).

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States as well as to the Serious Fraud Office (SFO) in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including alleged improper payments made by these entities to third parties. The SFO has commenced an investigation into this matter. The Company is cooperating fully with the authorities. At this time, it is not possible for the Company to make an informed judgment about the outcome of these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At December 31, 2017 and 2016, the Company had aggregate liabilities of $233 million and $150 million, respectively, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst‑case scenario”, and do not reflect management’s expected outcomes.

Maximum potential payments ($ in millions)	December 31, 2017	December 31, 2016
Performance guarantees	1,775	193
Financial guarantees	17	69
Indemnification guarantees	72	71
Total	1,864	333

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December 31, 2017 and 2016, were not significant.

The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees, which have various maturities up to 2027, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium/joint-venture that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to eight years.

In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has entered into various performance guarantees with other parties with respect to certain liabilities of the divested business. At December 31, 2017, the maximum potential payable under these guarantees amounts to $929 million and these guarantees have various maturities ranging from one to ten years.

Commercial commitments

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At December 31, 2017 and 2016, the total outstanding performance bonds aggregated to $7.7 billion and $7.9 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the year and three months ended December 31, 2017 and 2016.

24         Q4 2017 Financial Information

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2017	2016
Balance at January 1,	1,142	1,089
Net change in warranties due to acquisitions and divestments	30	–
Claims paid in cash or in kind	(335)	(329)
Net increase in provision for changes in estimates, warranties issued and warranties expired	297	424
Exchange rate differences	97	(42)
Balance at December 31,	1,231	1,142

During 2016, the Company determined that the provision for product warranties in its solar business, acquired in 2013 as part of the purchase of Power-One, was no longer sufficient to cover expected warranty costs in the remaining warranty period. Due to higher than originally expected product failure rates for certain solar inverters designed and manufactured by Power-One, a substantial portion of which relates to products which were delivered to customers prior to the acquisition date, the previously estimated product warranty provision was increased during the year and three months ended December 31, 2016, by $151 million and $110 million, respectively. The corresponding increases were included in Cost of sales of products and resulted in a decrease in basic and diluted earnings per share of $0.06 and $0.05, respectively, for the year ended December 31, 2016, and a decrease in earnings per share of $0.04 (basic and diluted) for the three months ended December 31, 2016. As $131 million and $92 million of these warranty costs for the year and three months ended December 31, 2016, respectively, relate to products which were sold prior to the acquisition date, these costs have been excluded from the Company’s primary measure of segment performance, Operational EBITA (See Note 14).

During the year and three months ended December 31, 2017, the Company increased the warranty provision for its solar business by a further $23 million and $18 million, respectively, of which $8 million, respectively, relates to products delivered prior to the acquisition date and have been excluded from Operational EBITA. The corresponding increases were included in Cost of sales of products and resulted in a decrease in earnings per share of $0.01 (diluted) and $0.01 (basic and diluted) for the year and three months ended December 31, 2017, respectively.

─

Note 8

Debt

The Company’s total debt at December 31, 2017 and 2016, amounted to $7,447 million and $6,803 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	December 31, 2017	December 31, 2016
Short-term debt	327	135
Current maturities of long-term debt	411	868
Total	738	1,003

Short-term debt primarily represented issued commercial paper and short-term loans from various banks. At December 31, 2017 and 2016, $259 million and $57 million, respectively, was outstanding under the $2 billion commercial paper program in the United States.

In May and November 2017, the Company repaid at maturity the USD 500 million 1.625% Notes and the AUD 400 million 4.25% Notes (equivalent to approximately $303 million at the date of payment), respectively.

25         Q4 2017 Financial Information

Long-term debt

The Company’s long-term debt at December 31, 2017 and 2016, amounted to $6,709 million and $5,800 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:

	December 31, 2017			December 31, 2016
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
Bonds:
1.625% USD Notes, due 2017			–	USD	500	$500
4.25% AUD Notes, due 2017			–	AUD	400	$291
1.50% CHF Bonds, due 2018	CHF	350	$358	CHF	350	$342
2.625% EUR Instruments, due 2019	EUR	1,250	$1,493	EUR	1,250	$1,311
4.0% USD Notes, due 2021	USD	650	$644	USD	650	$643
2.25% CHF Bonds, due 2021	CHF	350	$378	CHF	350	$368
5.625% USD Notes, due 2021	USD	250	$270	USD	250	$274
2.875% USD Notes, due 2022	USD	1,250	$1,256	USD	1,250	$1,268
0.625% EUR Notes, due 2023	EUR	700	$834	EUR	700	$732
0.75% EUR Notes, due 2024	EUR	750	$889			–
4.375% USD Notes, due 2042	USD	750	$723	USD	750	$722
Total			$6,845			$6,451

(1) USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

In May 2017, the Company issued notes with an aggregate principal of EUR 750 million, due 2024. The notes pay interest annually in arrears at a fixed rate of 0.75 percent per annum. The Company recorded net proceeds (after underwriting fees) of EUR 745 million (equivalent to approximately $824 million on date of issuance).

─

Note 9

Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits
Year ended December 31,	2017	2016	2017	2016
Service cost	228	249	1	1
Interest cost	249	280	5	6
Expected return on plan assets	(407)	(402)	–	–
Amortization of prior service cost (credit)	11	40	(5)	(12)
Amortization of net actuarial loss	91	85	(1)	–
Curtailments, settlements and special termination benefits	16	41	(1)	–
Net periodic benefit cost	188	293	(1)	(5)

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended December 31,	2017	2016	2017	2016
Service cost	50	58	–	–
Interest cost	56	67	2	2
Expected return on plan assets	(96)	(96)	–	–
Amortization of prior service cost (credit)	(3)	10	(2)	(4)
Amortization of net actuarial loss	22	20	–	–
Curtailments, settlements and special termination benefits	14	39	(1)	–
Net periodic benefit cost	43	98	(1)	(2)

26         Q4 2017 Financial Information

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits
Year ended December 31,	2017	2016	2017	2016
Total contributions to defined benefit pension and
other postretirement benefit plans	229	270	11	11
Of which, discretionary contributions to defined benefit pension plans	15	15	–	–

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended December 31,	2017	2016	2017	2016
Total contributions to defined benefit pension and
other postretirement benefit plans	84	86	4	2
Of which, discretionary contributions to defined benefit pension plans	15	15	–	–

During the year and three months ended December 31, 2017, total contributions included available-for-sale debt securities, having a fair value at the contribution date of $31 million, contributed to certain of the Company’s pension plans in Germany and the United Kingdom.

During the year ended December 31, 2016, total contributions included available-for-sale debt securities, having a fair value at the contribution date of $52 million, contributed to certain of the Company’s pension plans in Germany and the United Kingdom, of which $12 million was contributed in the three months ended December 31, 2016.

The Company expects to make contributions totaling approximately $212 million and $12 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2017.

─

Note 10

Stockholders’ equity

Between September 2014 and September 2016, the Company executed a share buyback program for the purchase of up to $4 billion of its own shares and on September 30, 2016, announced that it had completed this program. Over the period of the share buyback, the Company purchased a total of 146.595 million shares (for approximately $3 billion) for cancellation and 24.740 million shares (for approximately $0.5 billion) to support its employee share programs.

In the second quarter of 2017, the Company purchased on the open market an aggregate of 10 million of its own shares. These shares were purchased outside of any share buyback program and are for use in connection with employee share programs. These transactions resulted in an increase in Treasury stock of $251 million.

In 2017 the Company delivered, out of treasury stock, 6.3 million shares for options exercised in connection with its Management Incentive Plan and 2.8 million shares under the Employee Share Acquisition Plan.

At the Annual General Meeting of Shareholders on April 13, 2017, shareholders approved the proposal of the Board of Directors to distribute 0.76 Swiss francs per share to shareholders. The declared dividend amounted to $1,622 million and was paid in the second quarter of 2017. At the meeting, the shareholders also approved the proposal of the Board of Directors to reduce the share capital of the Company by cancelling 46,595,000 shares which were previously bought back under the share buyback program announced in September 2014. The cancellation was completed in July 2017, resulting in a decrease in Treasury stock of $953 million and a corresponding total decrease in Capital stock, Additional paid-in capital and Retained earnings.

27         Q4 2017 Financial Information

─

Note 11

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share
	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2017	2016	2017	2016
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,219	1,883	393	423
Income (loss) from discontinued operations, net of tax	(6)	16	–	2
Net income	2,213	1,899	393	425

Weighted-average number of shares outstanding (in millions)	2,138	2,151	2,136	2,137

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.04	0.88	0.18	0.20
Income (loss) from discontinued operations, net of tax	–	–	–	–
Net income	1.04	0.88	0.18	0.20

Diluted earnings per share
	Year ended December 31,		Three months ended December 31,
($ in millions, except per share data in $)	2017	2016	2017	2016
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,219	1,883	393	423
Income (loss) from discontinued operations, net of tax	(6)	16	–	2
Net income	2,213	1,899	393	425

Weighted-average number of shares outstanding (in millions)	2,138	2,151	2,136	2,137
Effect of dilutive securities:
Call options and shares	10	3	14	4
Adjusted weighted-average number of shares outstanding (in millions)	2,148	2,154	2,150	2,141

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.03	0.87	0.18	0.20
Income (loss) from discontinued operations, net of tax	–	0.01	–	–
Net income	1.03	0.88	0.18	0.20

28         Q4 2017 Financial Information

─

Note 12

Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2016	(3,135)	7	(1,719)	(11)	(4,858)
Other comprehensive (loss) income
before reclassifications	(481)	–	4	16	(461)
Amounts reclassified from OCI	–	–	114	(6)	108
Changes attributable to divestments	7	–	–	–	7
Total other comprehensive (loss) income	(474)	–	118	10	(346)

Less:
Amounts attributable to
noncontrolling interests	(17)	–	–	–	(17)
Balance at December 31, 2016	(3,592)	7	(1,601)	(1)	(5,187)
Other comprehensive (loss) income
before reclassifications	912	1	(155)	38	796
Amounts reclassified from OCI	–	–	78	(22)	56
Changes attributable to divestments(1)	12	–	6	(3)	15
Total other comprehensive (loss) income	924	1	(71)	13	867

Less:
Amounts attributable to
noncontrolling interests	25	–	–	–	25
Balance at December 31, 2017	(2,693)	8	(1,672)	12	(4,345)

(1) Amounts mainly relate to the divestment of the high-voltage cable system and cable accessories businesses and are included in the net gain from sale of the business (see  Note  3).

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan:

		Year ended		Three months ended
($ in millions)	Location of (gains) losses	December 31,		December 31,
Details about OCI components	reclassified from OCI	2017	2016	2017	2016

Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit)	Net periodic benefit cost(1)	6	28	(5)	6
Amortization of net actuarial loss	Net periodic benefit cost(1)	90	85	22	20
Net losses from pension settlements	Net periodic benefit cost(1)	13	37	13	37
Total before tax		109	150	30	63
Tax	Provision for taxes	(31)	(36)	(12)	(16)
Amounts reclassified from OCI		78	114	18	47

(1) These  components  are  included  in  the  computation  of  net  periodic  benefit  cost  (see  Note  9).

The amounts in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives were not significant for the year and three months ended December 31, 2017 and 2016.

─

Note 13

Restructuring and related expenses

White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company has implemented and executed various restructuring initiatives across all operating segments and regions.

As of December 31, 2017, the Company has incurred substantially all costs related to the White Collar Productivity program.

29         Q4 2017 Financial Information

Liabilities associated with the White Collar Productivity program are primarily included in “Other provisions”. The following table shows the activity from the beginning of the program to December 31, 2017, by expense type.

	Employee	Contract settlement,
($ in millions)	severance costs	loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	232	3	235
Cash payments	(106)	(3)	(109)
Change in estimates	(102)	(1)	(103)
Exchange rate differences	(23)	–	(23)
Liability at December 31, 2016	331	3	334
Expenses	35	3	38
Cash payments	(110)	(5)	(115)
Change in estimates	(164)	–	(164)
Exchange rate differences	28	–	28
Liability at December 31, 2017	120	1	121

The change in estimates during 2016 of $103 million is due to significantly higher than expected rates of attrition and internal re-deployment and a lower than expected severance cost per employee for the employee groups affected by the first phase of restructuring initiated in 2015. The reduction in liability was recorded in income from operations, primarily as reductions in Cost of sales of $49 million and in Selling, general and administrative expenses of $38 million. During the three months ended December 31, 2016, the change in estimates of $114 million, related to restructurings initiated in both 2015 and 2016, was recorded primarily as reductions in Cost of sales of $52 million and in Selling, general and administrative expenses of $45 million.

The change in estimates during the year ended December 31, 2017, of $164 million, is mainly due to higher than expected rates of attrition and internal re‑deployment. The decrease in the liability was recorded in income from operations, primarily as reductions in Cost of sales of $90 million and in Selling, general and administrative expenses of $63 million. During the three months ended December 31, 2017, the change in estimates of $46 million, related to restructurings initiated in both 2015 and 2016, was recorded primarily as reductions in Cost of sales of $25 million and in Selling, general and administrative expenses of $19 million.

The following table outlines the net costs incurred in the year and three months ended December 31, 2017 and 2016, the cumulative net costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

	Net costs incurred(1)				Cumulative net	Total
	Year ended December 31,		Three months ended December 31,		cost incurred up to	expected
($ in millions)	2017	2016	2017	2016	December 31, 2017(1)	costs(1)
Electrification Products	(17)	15	(6)	(11)	72	72
Robotics and Motion	(14)	26	(4)	(6)	56	56
Industrial Automation	(22)	36	(3)	(37)	110	110
Power Grids	(38)	33	(13)	(17)	65	65
Corporate and Other	(34)	30	(7)	(19)	82	82
Total	(125)	140	(33)	(90)	385	385

(1) Net costs incurred in 2016, Cumulative net costs incurred up to December 31, 2017 and Total expected costs have been recast to reflect the reorganization of the Company’s operating segments as outlined in Note 14.

The Company recorded the following expenses, net of changes in estimates, under this program:

	Year ended		Three months ended		Cumulative costs
	December 31,		December 31,		incurred up to
($ in millions)	2017	2016	2017	2016	December 31, 2017
Employee severance costs	(129)	130	(35)	(99)	365
Estimated contract settlement, loss order and other costs	3	2	2	1	10
Inventory and long-lived asset impairments	1	8	–	8	10
Total	(125)	140	(33)	(90)	385

Expenses, net of change in estimates, associated with this program are recorded in the following line items in the Consolidated Income Statements:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2017	2016	2017	2016
Total cost of sales	(79)	92	(24)	(47)
Selling, general and administrative expenses	(42)	38	(10)	(39)
Non-order related research and development expenses	(6)	(5)	–	(12)
Other income (expense), net	2	15	1	8
Total	(125)	140	(33)	(90)

30         Q4 2017 Financial Information

Other restructuring-related activities

In the year ended December 31, 2017 and 2016, the Company executed various other restructuring‑related activities and incurred expenses of $249 million and $171 million, respectively, of which $166 million and $90 million, respectively, were recorded in “Total cost of sales” and $68 million and $71 million, respectively, were recorded in “Other income (expense), net”. In the three months ended December 31, 2017 and 2016, expenses relating to these various other restructuring‑related activities amounted to $109 million and $80 million, respectively, of which $76 million and $35 million, respectively, were recorded in “Total cost of sales” and $27 million and $34 million, respectively, were recorded “Other income (expense), net”.

	Year ended December 31,		Three months ended December 31,
($ in millions)	2017	2016	2017	2016
Employee severance costs	184	90	84	31
Estimated contract settlement, loss order and other costs	40	40	19	21
Inventory and long-lived asset impairments	25	41	6	28
Total	249	171	109	80

At December 31, 2017 and 2016, the balance of other restructuring-related liabilities is primarily included in “Other provisions”.

Change in estimates

In addition to the change in estimate of $164 million and $103 million, in 2017 and 2016, respectively, relating to the White Collar Productivity Program, a further $58 million and $46 million, in 2017 and 2016, respectively, was recorded as a change in estimate to reduce liabilities associated with the Company’s other restructuring-related activities mainly due to changes in the planned scope of these activities. These were recorded in income from operations, primarily as reductions in Cost of sales.  The combined total change in estimates for the year ended December 31, 2017, of $222 million resulted in an increase in earnings per share (basic and diluted) of $0.08. In the three months ended December 31, 2017, the combined total change in estimates of $83 million resulted in an increase in basic and diluted earnings per share of $0.02 and $0.03, respectively. In the year and three months ended December 31, 2016, the combined total change in estimates of $149 million and $139 million, respectively, resulted in an increase in earnings per share (basic and diluted) of $0.05 in both periods.

─

Note 14

Operating segment data

The Chief Operating Decision Maker (CODM) is the Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Robotics and Motion, Industrial Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2017, the Company re-allocated the management responsibilities for certain businesses among the four reported operating segments. The primary change was the transfer to the Electrification Products segment of the electric vehicle charging, solar, and power quality businesses from the Discrete Automation and Motion segment. In addition, the Discrete Automation and Motion segment was renamed the Robotics and Motion segment while the Process Automation segment was renamed the Industrial Automation segment.

The segment information for the year and three months ended December 31, 2016 and at December 31, 2016, has been recast to reflect these organizational changes. In addition, total assets at December 31, 2016, has been adjusted to reflect the additional netting of deferred tax assets and liabilities which resulted from the adoption of an accounting standard update on the classification of deferred taxes.

Furthermore, the results for both the Company’s high-voltage cable and cables accessories businesses which, prior to their divestment in March 2017, were included within the Power Grids operating segment, and the Company’s Oil & Gas EPC business which, prior to its divestment in December 2017, were included within the Industrial Automation segment, have been reclassified to Corporate and Other for all periods presented.

A description of the types of products and services provided by each reportable segment is as follows:

•           Electrification Products: manufactures and sells products and services including electric vehicle charging, solar inverters, modular substation packages, switchgear, UPS solutions, circuit breakers, control products, wiring accessories, enclosures and cabling systems, and intelligent home and building solutions designed to integrate and automate the lighting, heating and ventilation, and security and data communication networks.

•          Robotics and Motion: manufactures and sells robotics, motors, generators, drives, wind converters, components and systems for railways and related services and digital solutions for a wide range of applications in industry, transportation and infrastructure, and utilities.

•          Industrial Automation: develops and sells integrated automation and electrification systems and solutions, such as process and discrete control solutions, advanced process control software and manufacturing execution systems, sensing, measurement and analytical instrumentation and solutions, electric ship propulsion systems, as well as solutions for modern machine and factory automation and large turbochargers. In addition, the division offers a comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance and cybersecurity services.

•          Power Grids: offers a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to utility, industry, transportation and infrastructure customers. These offerings address existing and evolving grid needs such as the integration of renewables, network control, digital substations, microgrids and asset management. The division portfolio includes turnkey grid integration, transmission systems and substation solutions as well as a wide range of power, distribution and traction transformers, and an array of high-voltage products, such as circuit breakers, switchgear, capacitors.

•          Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, historical operating activities of certain divested businesses, and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding:

•          amortization expense on intangibles arising upon acquisitions (acquisition-related amortization),

•          restructuring and restructuring-related expenses,

•          non-operational pension cost comprising: (a) interest cost, (b) expected return on plan assets, (c) amortization of prior service cost (credit), (d) amortization of net actuarial loss, and (e) curtailments, settlements and special termination benefits,

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of divested businesses),

•          changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

31         Q4 2017 Financial Information

•          gains and losses from sale of businesses,

•          acquisition-related expenses and certain non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the year and three months ended December 31, 2017 and 2016, as well as total assets at December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	9,591	503	10,094	9,337	583	9,920
Robotics and Motion	7,882	519	8,401	7,404	502	7,906
Industrial Automation	6,725	155	6,880	6,490	164	6,654
Power Grids	9,904	490	10,394	10,097	563	10,660
Corporate and Other	210	1,535	1,745	500	1,785	2,285
Intersegment elimination	–	(3,202)	(3,202)	–	(3,597)	(3,597)
Consolidated	34,312	–	34,312	33,828	–	33,828

	Three months ended December 31, 2017			Three months ended December 31, 2016
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	2,546	150	2,696	2,477	156	2,633
Robotics and Motion	2,057	130	2,187	1,876	117	1,993
Industrial Automation	1,968	44	2,012	1,712	37	1,749
Power Grids	2,684	125	2,809	2,788	164	2,952
Corporate and Other	25	423	448	140	469	609
Intersegment elimination	–	(872)	(872)	–	(943)	(943)
Consolidated	9,280	–	9,280	8,993	–	8,993

	Year ended		Three months ended
	December 31,		December 31,
($ in millions)	2017	2016	2017	2016
Operational EBITA:
Electrification Products	1,510	1,459	398	351
Robotics and Motion	1,178	1,223	236	278
Industrial Automation	953	897	299	264
Power Grids	972	998	222	317
Corporate and Other and Intersegment elimination	(483)	(386)	(134)	(153)
Consolidated Operational EBITA	4,130	4,191	1,021	1,057
Acquisition-related amortization	(264)	(279)	(75)	(67)
Restructuring and restructuring-related expenses(1)	(363)	(543)	(139)	(68)
Non-operational pension cost	42	(38)	8	(38)
Changes in retained obligations of divested businesses	(94)	–	–	–
Changes in pre-acquisition estimates	(8)	(131)	(8)	(92)
Gains and losses from sale of businesses	252	(10)	(78)	–
Acquisition-related expenses and certain non-operational items	(322)	(163)	(88)	(127)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	126	(65)	(12)	(22)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	32	(5)	(8)	(16)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(97)	30	(9)	51
Income from operations	3,434	2,987	612	678
Interest and dividend income	74	73	19	19
Interest and other finance expense	(277)	(261)	(50)	(31)
Income from continuing operations before taxes	3,231	2,799	581	666

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

32         Q4 2017 Financial Information

	Total assets(1)
($ in millions)	December 31, 2017	December 31, 2016
Electrification Products	10,278	9,881
Robotics and Motion	8,061	7,943
Industrial Automation	7,239	4,184
Power Grids	9,017	8,623
Corporate and Other	8,667	8,571
Consolidated	43,262	39,202

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

EPC business model change

On December 20, 2017, the Company announced a planned change to the management and oversight of the remaining activities of its engineering, procurement and construction (EPC) businesses. Effective January 1, 2018, management responsibility and oversight of certain remaining EPC businesses, currently included in the  Power Grids and Robotics and Motion operating segments, will be transferred outside of the respective former operating divisions. The new management structure will result in these businesses being included in Corporate and Other starting in 2018.

33         Q4 2017 Financial Information

34         Q4 2017 Financial Information

—

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the year and three months ended December 31, 2017.

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates are also adjusted for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q4 2017 compared to Q4 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	12%	-2%	0%	10%	2%	-3%	0%	-1%
Robotics and Motion	10%	-4%	0%	6%	10%	-4%	0%	6%
Industrial Automation	16%	-4%	-13%	-1%	15%	-5%	-10%	0%
Power Grids	-13%	-3%	0%	-16%	-5%	-3%	1%	-7%
ABB Group	2%	-3%	-2%	-3%	3%	-3%	-1%	-1%

	FY 2017 compared to FY 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	4%	1%	0%	5%	2%	0%	0%	2%
Robotics and Motion	8%	0%	0%	8%	6%	0%	0%	6%
Industrial Automation	9%	0%	-7%	2%	3%	0%	-6%	-3%
Power Grids	-11%	0%	0%	-11%	-2%	-1%	1%	-2%
ABB Group	0%	0%	0%	0%	1%	0%	0%	1%

35         Q4 2017 Financial Information

Regional comparable growth rate reconciliation

	Q4 2017 compared to Q4 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	19%	-8%	-6%	5%	9%	-8%	0%	1%
The Americas	5%	-1%	-1%	3%	2%	-1%	-1%	0%
Asia, Middle East and Africa	-12%	-1%	-1%	-14%	0%	-2%	-1%	-3%
ABB Group	2%	-3%	-2%	-3%	3%	-3%	-1%	-1%

	FY 2017 compared to FY 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	5%	-1%	1%	5%	5%	-1%	1%	5%
The Americas	4%	-1%	0%	3%	0%	-1%	0%	-1%
Asia, Middle East and Africa	-7%	1%	0%	-6%	0%	0%	0%	0%
ABB Group	0%	0%	0%	0%	1%	0%	0%	1%

Order backlog growth rate reconciliation

	December 31, 2017 compared to December 31, 2016
	US$	Foreign
	(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable
Electrification Products	9%	-4%	0%	5%
Robotics and Motion	8%	-7%	0%	1%
Industrial Automation	-1%	-7%	-2%	-10%
Power Grids	-3%	-5%	1%	-7%
ABB Group	-2%	-6%	4%	-4%

Other growth rate reconciliations

	Q4 2017 compared to Q4 2016				FY 2017 compared to FY 2016
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Large orders	-58%	-1%	0%	-59%	-37%	1%	5%	-31%
Base orders	15%	-3%	-3%	9%	6%	0%	-1%	5%
Service orders	11%	-4%	0%	7%	8%	0%	0%	8%
Service revenues	11%	-4%	0%	7%	3%	-1%	1%	3%

36         Q4 2017 Financial Information

Division realignment

Effective January 1, 2017, we changed the composition of the business portfolio of our four divisions. The scope of the Electrification Products division was expanded to include the electric vehicle charging, solar, and power quality businesses from the Discrete Automation and Motion division. In addition, the Discrete Automation and Motion division was renamed the Robotics and Motion division while the Process Automation division was renamed the Industrial Automation division. Furthermore the operations of certain divested businesses have been excluded from the results of the Power Grids and Industrial Automation divisions (but are included in the total ABB Group as part of Corporate and other) for the periods prior to their respective divestment. See Note 14 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2016 compared with 2015 to reflect these organizational changes:

Divisional comparable growth rate reconciliation

	Q4 2016 compared to Q4 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-9%	2%	0%	-7%	-1%	3%	0%	2%
Robotics and Motion	5%	2%	0%	7%	-1%	2%	0%	1%
Industrial Automation	-10%	2%	0%	-8%	-1%	2%	0%	1%
Power Grids	10%	2%	3%	15%	-2%	3%	4%	5%
ABB Group	0%	2%	1%	3%	-3%	3%	1%	1%

	FY 2016 compared to FY 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-8%	3%	0%	-5%	-3%	2%	0%	-1%
Robotics and Motion	-5%	2%	0%	-3%	-3%	2%	0%	-1%
Industrial Automation	-19%	3%	0%	-16%	-8%	3%	0%	-5%
Power Grids	-5%	3%	1%	-1%	-5%	2%	5%	2%
ABB Group	-8%	3%	0%	-5%	-5%	3%	1%	-1%

37         Q4 2017 Financial Information

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding:

•          acquisition-related amortization (as defined below),

•          restructuring and restructuring-related expenses,

•          non-operational pension cost (as defined below),

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of divested businesses),

•          changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates) ,

•          gains and losses from sale of businesses,

•          acquisition-related expenses and certain non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Amounts relating to changes in retained obligations of divested businesses (as defined above), were previously included within acquisition-related expenses and certain non-operational items. In periods prior to 2017, there were no significant amounts to warrant separate presentation.

Operational EBITA is our measure of segment profit but is also used by management to evaluate the profitability of the Company as a whole.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

The Company presents Operational revenues solely for the purpose of allowing the computation of Operational EBITA margin. Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Operational revenues are not intended to be an alternative measure to Total Revenues, which represent our revenues measured in accordance with U.S. GAAP.

Non-operational pension cost

Non-operational pension cost comprises the total net periodic benefit cost of defined pension benefits and other postretirement benefits but excludes the current service cost of both components. A breakdown of the components of non-operational pension cost is provided in the section below.

Reconciliation

The following tables provide reconciliations of consolidated Operational EBITA to Net Income and Operational EBITA Margin by division.

Reconciliation of consolidated Operational EBITA to Net Income

	Year ended December 31,		Three months ended December 31,
($ in millions)	2017	2016	2017	2016
Operational EBITA	4,130	4,191	1,021	1,057
Acquisition-related amortization	(264)	(279)	(75)	(67)
Restructuring and restructuring-related expenses(1)	(363)	(543)	(139)	(68)
Non-operational pension cost	42	(38)	8	(38)
Changes in retained obligations of divested businesses	(94)	–	–	–
Changes in pre-acquisition estimates	(8)	(131)	(8)	(92)
Gains and losses from sale of businesses	252	(10)	(78)	–
Acquisition-related expenses and certain non-operational items	(322)	(163)	(88)	(127)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	126	(65)	(12)	(22)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	32	(5)	(8)	(16)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(97)	30	(9)	51
Income from operations	3,434	2,987	612	678
Interest and dividend income	74	73	19	19
Interest and other finance expense	(277)	(261)	(50)	(31)
Income from continuing operations before taxes	3,231	2,799	581	666
Provision for taxes	(860)	(781)	(158)	(194)
Income from continuing operations, net of tax	2,371	2,018	423	472
Income (loss) from discontinued operations, net of tax	(6)	16	–	2
Net income	2,365	2,034	423	474

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

38         Q4 2017 Financial Information

Reconciliation of Operational EBITA margin by division
	Year ended December 31, 2017
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	10,094	8,401	6,880	10,394	(1,457)	34,312
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(23)	2	(25)	(44)	(22)	(112)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	4	(7)	(23)	1	(25)
Unrealized foreign exchange movements
on receivables (and related assets)	12	3	17	58	(1)	89
Operational revenues	10,083	8,410	6,865	10,385	(1,479)	34,264

Income (loss) from operations	1,349	1,035	782	797	(529)	3,434
Acquisition-related amortization	98	66	47	36	17	264
Restructuring and
restructuring-related expenses(1)	28	64	87	80	104	363
Non-operational pension cost	3	2	7	3	(57)	(42)
Changes in retained obligations of
divested businesses	–	–	–	–	94	94
Changes in pre-acquisition estimates	8	–	–	–	–	8
Gains and losses from sale of businesses	–	–	(2)	–	(250)	(252)
Acquisition-related expenses and certain
non-operational items	44	2	52	79	145	322
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(27)	(3)	(32)	(66)	2	(126)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	5	(9)	(24)	(4)	(32)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	7	7	21	67	(5)	97
Operational EBITA	1,510	1,178	953	972	(483)	4,130

Operational EBITA margin (%)	15.0%	14.0%	13.9%	9.4%	n.a.	12.1%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

39         Q4 2017 Financial Information

	Year ended December 31, 2016
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	9,920	7,906	6,654	10,660	(1,312)	33,828
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	18	6	8	57	16	105
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(6)	3	7	8	1	13
Unrealized foreign exchange movements
on receivables (and related assets)	(10)	(1)	5	(30)	(1)	(37)
Operational revenues	9,922	7,914	6,674	10,695	(1,296)	33,909

Income (loss) from operations	1,091	1,034	769	830	(737)	2,987
Acquisition-related amortization	121	94	11	35	18	279
Restructuring and
restructuring-related expenses(1)	93	69	79	101	201	543
Non-operational pension cost	3	2	2	(2)	33	38
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	131	–	–	–	–	131
Gains and losses from sale of businesses	–	–	–	–	10	10
Acquisition-related expenses and certain
non-operational items	8	18	9	20	108	163
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	21	3	12	46	(17)	65
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(4)	2	4	4	(1)	5
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(5)	1	11	(36)	(1)	(30)
Operational EBITA	1,459	1,223	897	998	(386)	4,191

Operational EBITA margin (%)	14.7%	15.5%	13.4%	9.3%	n.a.	12.4%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

40         Q4 2017 Financial Information

	Three months ended December 31, 2017
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,696	2,187	2,012	2,809	(424)	9,280
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	13	3	5	17	(1)	37
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	2	4	7	1	14
Unrealized foreign exchange movements
on receivables (and related assets)	3	2	1	4	(1)	9
Operational revenues	2,712	2,194	2,022	2,837	(425)	9,340

Income (loss) from operations	317	176	203	143	(227)	612
Acquisition-related amortization	22	16	22	11	4	75
Restructuring and
restructuring-related expenses(1)	17	35	37	31	19	139
Non-operational pension cost	1	1	3	3	(16)	(8)
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	8	–	–	–	–	8
Gains and losses from sale of businesses	–	–	–	–	78	78
Acquisition-related expenses and certain
non-operational items	20	3	26	18	21	88
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	9	2	4	8	(11)	12
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	3	(2)	8	(1)	8
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	4	–	6	–	(1)	9
Operational EBITA	398	236	299	222	(134)	1,021

Operational EBITA margin (%)	14.7%	10.8%	14.8%	7.8%	n.a.	10.9%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

41         Q4 2017 Financial Information

	Three months ended December 31, 2016
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,633	1,993	1,749	2,952	(334)	8,993
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	17	7	(2)	41	–	63
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(1)	2	–	13	1	15
Unrealized foreign exchange movements
on receivables (and related assets)	(13)	(3)	(9)	(32)	(1)	(58)
Operational revenues	2,636	1,999	1,738	2,974	(334)	9,013

Income (loss) from operations	174	222	275	294	(287)	678
Acquisition-related amortization	29	23	2	8	5	67
Restructuring and
restructuring-related expenses(1)	41	16	(21)	(5)	37	68
Non-operational pension cost	–	2	2	1	33	38
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	92	–	–	–	–	92
Gains and losses from sale of businesses	–	–	–	–	–	–
Acquisition-related expenses and certain
non-operational items	7	14	9	14	83	127
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	12	1	(3)	32	(20)	22
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(1)	1	4	14	(2)	16
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(3)	(1)	(4)	(41)	(2)	(51)
Operational EBITA	351	278	264	317	(153)	1,057

Operational EBITA margin (%)	13.3%	13.9%	15.2%	10.7%	n.a.	11.7%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

42         Q4 2017 Financial Information

	Year ended December 31, 2015
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	10,275	8,188	7,219	11,245	(1,446)	35,481
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(18)	20	(2)	(82)	(9)	(91)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	9	(29)	33	64	(1)	76
Unrealized foreign exchange movements
on receivables (and related assets)	2	7	(17)	(6)	1	(13)
Operational revenues	10,268	8,186	7,233	11,221	(1,455)	35,453

Income (loss) from operations	1,247	1,058	793	554	(603)	3,049
Acquisition-related amortization	133	96	12	52	17	310
Restructuring and
restructuring-related expenses(1)	133	111	135	159	136	674
Non-operational pension cost	(3)	3	6	3	10	19
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	21	–	–	–	–	21
Gains and losses from sale of businesses	–	–	–	24	(4)	20
Acquisition-related expenses and certain
non-operational items	4	26	14	17	39	100
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(25)	15	(4)	(68)	15	(67)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	7	(31)	27	64	1	68
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	3	10	(6)	5	3	15
Operational EBITA	1,520	1,288	977	810	(386)	4,209

Operational EBITA margin (%)	14.8%	15.7%	13.5%	7.2%	n.a.	11.9%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

43         Q4 2017 Financial Information

Operational and non-operational pension cost

The operational pension cost reflects the ongoing service cost of providing employee benefits to the company’s employees.

The non-operational pension cost comprises: (i) interest cost, (ii) expected return on plan assets, (iii) amortization of prior service cost (credit), (iv) amortization of net actuarial loss, and (v) curtailments, settlements and special termination benefits.

The operational and non-operational pension costs together comprise the net periodic benefit cost as disclosed in Note 9 to the Interim Consolidated Financial Information (unaudited).

Reconciliation

Defined pension benefits	Year ended December 31,		Three months ended December 31,
($ in millions, unless otherwise indicated)	2017	2016	2017	2016

Service cost	228	249	50	58
Operational pension cost	228	249	50	58
Interest cost	249	280	56	67
Expected return on plan assets	(407)	(402)	(96)	(96)
Amortization of prior service cost (credit)	11	40	(3)	10
Amortization of net actuarial loss	91	85	22	20
Curtailments, settlements and special termination benefits	16	41	14	39
Non-operational pension cost	(40)	44	(7)	40
Net periodic benefit cost	188	293	43	98

Other postretirement benefits	Year ended December 31,		Three months ended December 31,
($ in millions, unless otherwise indicated)	2017	2016	2017	2016

Service cost	1	1	–	–
Operational pension cost	1	1	–	–
Interest cost	5	6	2	2
Amortization of prior service cost (credit)	(5)	(12)	(2)	(4)
Amortization of net actuarial loss	(1)	–	–	–
Curtailments, settlements and special termination benefits	(1)	–	(1)	–
Non-operational pension cost	(2)	(6)	(1)	(2)
Net periodic benefit cost	(1)	(5)	(1)	(2)

Total operational pension cost	229	250	50	58
Total non-operational pension cost	(42)	38	(8)	38

44         Q4 2017 Financial Information

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares outstanding used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the following:

(i)        acquisition-related amortization,

(ii)      restructuring and restructuring-related expenses,

(iii)     non-operational pension cost,

(iv)     changes in retained obligations of divested businesses,

(v)       changes in pre-acquisition estimates,

(vi)     gains and losses from sale of businesses,

(vii)    acquisition-related expenses and certain non-operational items,

(viii)  foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

(ix)     The amount of income tax on operational adjustments either estimated using the Adjusted Group effective tax rate or in certain specific cases, computed using the actual income tax effects of the relevant item in (i) to (vii) above.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses) are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Year ended December 31,
($ in millions, except per share data in $)	2017	2016	Growth(3)
Net income (attributable to ABB)	2,213	1,899
Operational adjustments:
Acquisition-related amortization	264	279
Restructuring and restructuring-related expenses(1)	363	543
Non-operational pension cost	(42)	38
Changes in retained obligations of divested businesses	94	–
Changes in pre-acquisition estimates	8	131
Gains and losses from sale of businesses	(252)	10
Acquisition-related expenses and certain non-operational items	322	163
FX/commodity timing differences in income from operations	(61)	40
Tax on operational adjustments(2)	(242)	(320)
Operational net income	2,667	2,783	-4%

Weighted-average number of shares outstanding (in millions)	2,138	2,151

Operational EPS	1.25	1.29	-4%
Constant currency Operational EPS adjustment	0.14	0.11
Operational EPS (constant currency basis - 2014 exchange rates)	1.39	1.40	-1%

45         Q4 2017 Financial Information

	Three months ended December 31,
($ in millions, except per share data in $)	2017	2016	Growth(3)
Net income (attributable to ABB)	393	425
Operational adjustments:
Acquisition-related amortization	75	67
Restructuring and restructuring-related expenses(1)	139	68
Non-operational pension cost	(8)	38
Changes in pre-acquisition estimates	8	92
Gains and losses from sale of businesses	78	–
Acquisition-related expenses and certain non-operational items	88	127
FX/commodity timing differences in income from operations	29	(13)
Tax on operational adjustments(2)	(104)	(93)
Operational net income	698	711	-2%

Weighted-average number of shares outstanding (in millions)	2,136	2,137

Operational EPS	0.33	0.33	-2%
Constant currency Operational EPS adjustment	0.02	0.01
Operational EPS (constant currency basis - 2014 exchange rates)	0.35	0.34	2%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(2) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

(3) Growth is computed using unrounded EPS amounts.

46         Q4 2017 Financial Information

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

	December 31,
($ in millions)	2017	2016	2015	2014	2013
Short-term debt and current maturities of long-term debt	738	1,003	1,454	353	453
Long-term debt	6,709	5,800	5,985	7,312	7,538
Total debt	7,447	6,803	7,439	7,665	7,991
Cash and equivalents	4,526	3,644	4,565	5,443	6,021
Marketable securities and short-term investments	1,102	1,953	1,633	1,325	464
Cash and marketable securities	5,628	5,597	6,198	6,768	6,485
Net debt	1,819	1,206	1,241	897	1,506

47         Q4 2017 Financial Information

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

	December 31,
($ in millions, unless otherwise indicated)	2017	2016	2015
Net working capital:
Receivables, net	10,416	9,696	10,061
Inventories, net	5,059	4,347	4,757
Prepaid expenses	189	176	225
Accounts payable, trade	(5,419)	(4,446)	(4,342)
Billings in excess of sales	(1,251)	(1,241)	(1,375)
Advances from customers	(1,367)	(1,398)	(1,598)
Other current liabilities(1)	(3,717)	(3,198)	(3,127)
Net working capital in assets and liabilities held for sale	–	(72)	–
Net working capital	3,910	3,864	4,601
Total revenues for the twelve months ended	34,312	33,828	35,481
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	178	–	–
Adjusted revenues for the trailing twelve months	34,490	33,828	35,481
Net working capital as a percentage of revenues (%)	11.3%	11.4%	13.0%

(1)  Amounts exclude $668 million, $738 million and $690 million at December 31, 2017, 2016 and 2015, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

48         Q4 2017 Financial Information

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Reconciliation

	Year ended December 31,
($ in millions, unless otherwise indicated)	2017	2016	2015	2014	2013
Net cash provided by operating activities	3,799	3,843	3,818	3,845	3,653
Adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(949)	(831)	(876)	(1,026)	(1,106)
Proceeds from sale of property, plant and equipment	66	61	68	33	80
Changes in financing receivables and other non-current receivables	10	(8)	9	5	5
Free cash flow	2,926	3,065	3,019	2,857	2,632
Net income attributable to ABB	2,213	1,899	1,933	2,594	2,787
Free cash flow conversion to net income	132%	161%	156%	110%	94%

49         Q4 2017 Financial Information

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Year ended December 31,		Three months ended December 31,
($ in millions)	2017	2016	2017	2016
Interest and dividend income	74	73	19	19
Interest and other finance expense	(277)	(261)	(50)	(31)
Finance net	(203)	(188)	(31)	(12)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended December 31,
($ in millions, unless otherwise indicated)	2017	2016
Orders received	8,478	8,277
Total revenues	9,280	8,993
Book-to-bill ratio	0.91	0.92

	Year ended December 31,
($ in millions, unless otherwise indicated)	2017	2016	2015	2014	2013
Orders received	33,387	33,379	36,429	41,515	38,896
Total revenues	34,312	33,828	35,481	39,830	41,848
Book-to-bill ratio	0.97	0.99	1.03	1.04	0.93

50         Q4 2017 Financial Information

Cash return on invested capital (CROI)

Definition

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of (i) net cash provided by operating activities, (ii) interest paid and (iii) estimate to annualize/eliminate the net cash provided by operating activities of certain acquisitions / (divestments).

Adjusted total fixed assets

Adjusted total fixed assets is the sum of (i) property, plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, and (iv) investments in equity‑accounted companies less (v) deferred tax liabilities recognized in certain acquisitions.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Capital invested

Capital invested is the sum of (i) Adjusted total fixed assets, (ii) Net working capital and (iii) Accumulated depreciation and amortization.

Reconciliation

	Year ended December 31,
($ in millions, unless otherwise indicated)	2017	2016	2015
Adjusted cash return:
Net cash provided by operating activities	3,799	3,843	3,818
Interest paid	205	213	221
Estimate to annualize/eliminate the net cash provided by operating activities of
certain acquisitions/(divestments)(1)	67	–	–
Adjusted cash return	4,071	4,056	4,039

	December 31,
($ in millions, unless otherwise indicated)	2017	2016	2015
Adjusted total fixed assets:
Property, plant and equipment, net	5,363	4,743	5,276
Goodwill	11,199	9,501	9,671
Other intangible assets, net	2,622	1,996	2,337
Investments in equity-accounted companies	158	170	178
Fixed assets included in assets held for sale(2)	–	448	–
Total fixed assets	19,342	16,858	17,462
Less: deferred taxes recognized in certain acquisitions(3)	(2,157)	(1,901)	(1,901)
Adjusted total fixed assets	17,185	14,957	15,561
Net working capital (as defined above)	3,910	3,864	4,601
Accumulated depreciation and amortization:
Accumulated depreciation of property, plant and equipment	7,955	6,926	6,840
Accumulated amortization of intangible assets including goodwill(4)	3,913	3,438	3,175
Accumulated depreciation and amortization of assets held for sale(2)	–	149	–
Accumulated depreciation and amortization	11,868	10,513	10,015
Capital invested	32,963	29,334	30,177
Cash return on invested capital (CROI)	12.4%	13.8%	13.4%

(1) Divestments: In 2017 High-voltage cable and cables accessories businesses, Oil & Gas EPC business. Acquisitions: In 2017 B&R.

(2) Held for sale: In 2016 ABB announced an agreement to divest its global high-voltage cable system business. The sale was completed in March 2017.

(3)  B&R acquired in 2017, Power-One acquired in 2013, Thomas & Betts acquired in 2012 and Baldor acquired in 2011.

(4)  Includes accumulated goodwill amortization up to December 31, 2001. Thereafter goodwill is not amortized (under U.S. GAAP) but subject to annual testing for impairment.

51         Q4 2017 Financial Information

—

ABB  Ltd

Corporate Communications

P.O.  Box  8131

8050 Zurich

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52         Q4 2017 Financial Information

October — December 2017 — Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Received *	Purchased	Sold	Price
Louis R. Hughes	October 31, 2017	Shares			641	CHF	26.13
Louis R. Hughes	October 31, 2017	Shares			7,359	CHF	26.14
Frank Duggan	November 15, 2017	Shares		500		CHF	24.88
Jean-Christophe Deslarzes	November 15, 2017	Shares		500		CHF	24.88
Diane de Saint Victor	November 15, 2017	Shares		500		CHF	24.88
Tarak Mehta	November 15, 2017	Shares		500		CHF	24.88
Ulrich Spiesshofer	November 15, 2017	Shares		500		CHF	24.88
Peter Terwiesch	November 15, 2017	Shares		500		CHF	24.88
Matti Alahuhta	November 16, 2017	Shares	2,619			CHF	23.37
David Constable	November 16, 2017	Shares	2,865			CHF	23.37
Frederico Curado	November 16, 2017	Shares	2,423			CHF	23.37
Lars Förberg	November 16, 2017	Shares	6,494			CHF	23.37
Louis R. Hughes	November 16, 2017	Shares	3,274			CHF	23.37
David Meline	November 16, 2017	Shares	2,701			CHF	23.37
Satish Pai	November 16, 2017	Shares	2,499			CHF	23.37
Peter Voser	November 16, 2017	Shares	24,427			CHF	23.37
Jacob Wallenberg	November 16, 2017	Shares	3,684			CHF	23.37
Ying Yeh	November 16, 2017	Shares	2,462			CHF	23.37

Key:

* Received instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 8, 2018.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: February 8, 2018.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance